UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 10

GENERAL FORM FOR REGISTRATION OF SECURITIES

Pursuant to Section 12(b) or (g) of The Securities Exchange Act of 1934

Titan Pharmaceuticals, Inc.

(Exact name of registrant as specified in its charter)

Delaware	94-3171940
State of other jurisdiction of incorporation or organization	I.R.S. Employer Identification No.

Registrant’s telephone number, including area code: (650) 244-4990

Securities to be registered pursuant to Section 12(b) of the Act: none

Securities to be registered pursuant to Section 12(g) of the Act:

Common Stock, $ .001 par value

(Title of class)

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of “large accelerated filer,” “accelerated filer” and “smaller reporting company” in Rule 12b2 of the Exchange Act.

Large accelerated filer	☐	Accelerated filer	☐

Non-accelerated filer	☒ (Do not check if smaller reporting company)	Smaller reporting company	☐

EXPLANATORY NOTE

Titan Pharmaceuticals, Inc. has been publicly-traded since our company’s initial public offering in January 1996. In December 2008, as part of our efforts to conserve cash, we announced our decision to voluntarily delist from the NYSE Euronext (formerly the American Stock Exchange) and terminate our obligation to file reports under the Securities Exchange Act of 1934 (the “Exchange Act”). In light of recent favorable developments, in particular the U.S. Food and Drug Administration’s approval of Fanapt™ and our receipt of a grant from the National Institutes for Health for our Probuphine program, our board of directors made a determination to file this registration statement on Form 10 to re-register under the Exchange Act. It is our intention to resume filing all periodic reports under the Exchange Act. In addition, we will seek to have our shares, which are currently quoted on the OTC Pink Sheets system, listed on the OTC Bulletin Board. Our board is taking these actions as part of an ongoing process to evaluate all of the strategic alternatives available to us with the goal of maximizing value for our stockholders.

References herein to “we,” “us,” “Titan,” and “our company” refer to Titan Pharmaceuticals, Inc. and its subsidiaries unless the context otherwise requires.

Probuphine®, Spheramine® and ProNeura™ are trademarks of our company. This Form 10 also includes trade names and trademarks of companies other than Titan.

SPECIAL NOTE REGARDING FORWARD-LOOKING INFORMATION

Statements in this Form 10 or in the documents incorporated by reference herein that are not descriptions of historical facts are forward-looking statements within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995. Reference is made in particular to the description of our plans and objectives for future operations, assumptions underlying such plans and objectives and other forward-looking terminology such as “may,” “expects,” “believes,” “anticipates,” “intends,” “expects,” “projects,” or similar terms, variations of such terms or the negative of such terms. Forward-looking statements are based on management’s current expectations. Actual results could differ materially from those currently anticipated due to a number of factors, including those set forth under “Risk Factors” including, in particular, risks relating to:

•	the results of ongoing research and development activities;

•	uncertainties relating to preclinical and clinical testing, financing and strategic agreements and relationships;

•	the early stage of products under development;

•	government regulation;

•	patent matters; and

•	competition.

We expressly disclaim any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in our expectations or any changes in events, conditions or circumstances on which any such statement is based.

Item 1.	Business

Overview

We are a biopharmaceutical company developing proprietary therapeutics primarily for the treatment of central nervous system (“CNS”) disorders. We currently have two key assets as described below:

•

Iloperidone (Fanapt™): An atypical antipsychotic approved by the U.S. Food and Drug Administration (“FDA”) for the treatment of schizophrenia. Novartis Pharma AG (“Novartis”) has acquired the U.S. and Canadian rights to further develop and commercialize the approved oral formulation, and also further develop and potentially commercialize a depot formulation. Vanda Pharmaceuticals, Inc. (“Vanda”) has the development and commercialization rights to the oral and depot formulations of this product for the rest of the world. We are entitled to a royalty of 8-10% on worldwide net sales for several years based on the remaining life of certain patents, and we anticipate commencement of royalty revenues from sales in the United States during the first half of 2010.

•

Probuphine: An implant formulation of buprenorphine in Phase 3 clinical development for the treatment of opioid addiction that is capable of maintaining a stable blood level of the drug in patients for six months following a single treatment. We announced positive safety and efficacy results of this product in a placebo controlled Phase 3 study during 2008 and we have now completed approximately half of the overall clinical development program required for registration and potential approval of Probuphine. Recently we have been awarded a $7.6 million grant from the National Institutes of Health (“NIH”) that will partially fund the second Phase 3 controlled safety and efficacy study required by the FDA for product registration.

In September 2008, we were notified by Bayer Schering Pharma of the termination of the license agreement for the development and commercialization of Spheramine®, our proprietary cell therapy product in development for treating Parkinson’s disease. Bayer Schering Pharma returned all rights for this product to us and, after further review and analysis of the information, we also decided to discontinue any further activities associated with this product candidate. Subsequently, we terminated our Spheramine license agreement with New York University (“NYU”) and returned all rights previously granted to us by NYU. Thereafter, to further conserve capital, we also terminated the license agreements for DITPA and gallium maltolate and returned all development and commercialization rights to the respective licensors, except for certain rights from the University of Iowa to potentially use gallium maltolate for the treatment of chronic bacterial infections.

Our Products

The following table provides a summary status of our products:

Product	Potential Indication(s)	Phase of Development	Marketing Rights
Iloperidone (Fanapt™)	Schizophrenia, psychosis	Approved in U.S. for schizophrenia	Novartis – U.S. and Canada Vanda - Rest of the world
Probuphine	Opioid addiction	Phase 3	Titan

Iloperidone (Fanapt™) was approved by the FDA in May 2009 for the treatment of schizophrenia and Novartis has acquired the rights to commercialize it in the U.S. and Canada. Novartis announced that it commenced commercial launch of Fanapt in January 2010.

Probuphine is currently in Phase 3 clinical development and although it has demonstrated efficacy in one controlled Phase 3 study, additional development is necessary prior to registration and it may still not be successfully developed or commercialized. Titan has been awarded a $7.6 million grant by the NIH in partial support of the second controlled Phase 3 study, however we will require significant further capital to support this and other clinical studies, manufacturing development, testing, and regulatory clearances prior to commercialization. We may experience unanticipated problems relating to product development and cannot predict whether we will successfully develop and commercialize any products.

Iloperidone (Fanapt™)

Iloperidone (Fanapt™) is our novel, proprietary product approved in the U.S. on May 6, 2009 for the treatment of adult patients with schizophrenia. The Phase 3 clinical development was conducted initially by our sub-licensee, Novartis, and completed by Novartis’ sub-licensee, Vanda. In July 2008, Vanda received a non-approval letter from the FDA requesting additional information about the product. Vanda addressed the questions asked by the FDA and provided additional clarification following which the FDA granted marketing approval as noted above. The approval was supported by two placebo-controlled Phase 3 clinical studies comparing Fanapt™ to placebo and active control in patients with schizophrenia, as well as safety data from more than 3,000 patients. Fanapt™, a mixed dopamine D2 / serotonin 5HT2A receptor antagonist belonging to the class of atypical antipsychotics, will be commercialized in the U.S. and Canada by Novartis and the development of a depot formulation will also be pursued by Novartis. Vanda has commercialization rights for the rest of the world for the oral formulation and the depot formulations, although Novartis has the first option to negotiate an agreement to co-market both these products in the rest of the world. Based on the terms of our sub-license agreement with Novartis we are entitled to royalty revenue of 8% of annual worldwide net sales up to $200 million and 10% of annual worldwide net sales above $200 million. We do not incur any expenses associated with this product.

Probuphine

We are developing Probuphine for the treatment of opioid addiction. Probuphine is the first product to utilize our novel, proprietary long-term drug delivery technology (See “Continuous Drug Delivery Technology” below). Probuphine is designed to provide continuous, long-term therapeutic levels of the drug buprenorphine, an approved agent for the treatment of opioid addiction. Probuphine has been shown to be safe and effective in the three Phase 3 studies that have been completed to date, specifically:

•	A six-month, double-blind, placebo-controlled safety and efficacy trial;

•	A six-month, open-label re-treatment safety trial; and

•	A pharmacokinetic safety study.

Top-line results for the first double-blind, placebo-controlled safety and efficacy study were initially released in July 2008. These data indicated that Probuphine showed a clinically and statistically significant difference over placebo by consistently meeting the primary and secondary endpoints as highlighted below:

•	Cumulative distribution function of % negative urines:

•	weeks 1-16: Probuphine>placebo; p= 0.0361 (primary endpoint)

•	weeks 17-24: Probuphine>placebo; p= 0.0004

•	weeks 1-24: Probuphine>placebo; p= 0.0.0117

•	Difference in mean % negative urines:

•	weeks 1-16: Probuphine>placebo; p= 0.0253

•	weeks 17-24: Probuphine>placebo; p= 0.0006

•	Treatment retention over 24 weeks: Probuphine>placebo; p< 0.0001

•	Patient-rated opioid withdrawal over 24 weeks: Probuphine>placebo; p= 0.0005

•	Clinician-rated opioid withdrawal over24 weeks: Probuphine>placebo; p= 0.0008

•	Opioid craving – 24 weeks: Probuphine>placebo; p= 0.0006

•	Global severity of opioid addiction:

•	Patient rated: Probuphine>placebo; p=0.0021

•	Physician rated: Probuphine>placebo; p=0.0086

Treatment with Probuphine was well tolerated in this clinical study.

The six month re-treatment study and the pharmacokinetic safety study have also provided important data on the safety of Probuphine. Data from all of these studies have been presented at the International Society of Addiction Medicine 2008 Annual Meeting in November 2008, and the American Society of Addiction Medicine 2009 Annual Meeting in May 2009.

These studies are part of a registration directed program intended to obtain marketing approval of Probuphine for the treatment of opioid addiction in Europe and the U.S. The Phase 3 program includes additional clinical studies, including a second controlled Phase 3 study which has received a $7.6 million award from the NIH. This NIH grant will support approximately half of the expenses associated with this study and we will need additional funding to complete this clinical study and the overall development program. If adequate additional funding is available in a timely manner, the clinical study may commence patient enrollment in March/April 2010. We continue to have discussions with the FDA relating to finalizing the Probuphine clinical development program and the chemistry and manufacturing controls (“CMC”) which is necessary prior to any product registration.

In June 2004, we announced final results from a pilot clinical study that evaluated the safety, pharmacokinetics and preliminary efficacy of Probuphine in the treatment of opioid-addicted patients. The results were presented at the Annual Meeting of the International Society of Addiction Medicine in Helsinki, and demonstrated that all 12 patients switched from daily sublingual buprenorphine therapy to Probuphine, had maintenance of therapeutic benefit for a period of six months following a single treatment of Probuphine. Treatment with Probuphine was well tolerated in this clinical study, with no significant adverse events.

Continuous Drug Delivery Technology

Our continuous drug delivery system consists of a small, solid rod made from a mixture of ethylene-vinyl acetate (“EVA”) and a drug substance. The resulting product is a solid matrix that is placed subcutaneously, normally in the upper arm in a simple office procedure, and is removed in a similar manner at the end of the treatment period. The drug substance is released slowly, at continuous levels, through the process of diffusion. This results in a constant rate of release similar to intravenous administration. We believe that such long-term, linear release characteristics are desirable by avoiding peak and trough level dosing that poses problems for many CNS and other therapeutic agents.

Our continuous drug delivery technology was developed to address the need for a simple, practical method to achieve continuous long-term drug delivery, and potentially can provide controlled drug release on an outpatient basis over extended periods of up to 6—12 months. In addition to Probuphine, which is our first product in clinical testing to utilize our proprietary continuous drug delivery technology, we continue to seek opportunities to develop this drug delivery technology for other potential treatment applications in which conventional treatment is limited by variability in blood drug levels and poor patient compliance.

Sponsored Research and License Agreements

We are a party to several agreements with research institutions, companies, universities and other entities for the performance of research and development activities and for the acquisition of licenses relating to such activities. Expenses under these agreements totaled approximately $239,000, $378,000, and $690,000 in the years ended December 31, 2008, 2007, and 2006, respectively.

In January 1997, we acquired an exclusive worldwide license under U.S. and foreign patents and patent applications relating to the use of iloperidone for the treatment of psychiatric and psychotic disorders and analgesia from Sanofi-Aventis SA (“Sanofi-Aventis”) (formerly Hoechst Marion Roussel, Inc.). The Sanofi-Aventis agreement provides for the payment of royalties on future net sales and requires us to satisfy certain other terms and conditions in order to retain our rights, all of which have been met to date.

In November 1997, we granted a worldwide sublicense, except Japan, to Novartis under which Novartis continued, at its expense, all further development of iloperidone. In April 2001, that sublicense was extended to include Japan. Novartis will make our milestone and royalty payments to Sanofi-Aventis during the life of the Novartis agreement, and will also pay Titan a royalty on future net sales of the product.

In June 2004, Vanda acquired from Novartis the worldwide rights to develop and commercialize iloperidone. Under its agreement with Novartis, Vanda proceeded with and funded the iloperidone Phase III development program. All of our rights and economic interests in iloperidone, including royalties on sales of iloperidone, remained essentially unchanged under the agreement.

In October 2009, Vanda and Novartis amended and restated their sub-license agreement whereby Novartis acquired the U.S. and Canadian rights to commercialize Fanapt, the oral formulation of iIloperidone approved in the U.S. Novartis also acquired the U.S. and Canadian development and commercialization rights to the depot formulation previously under development by Vanda and agreed to fund and continue the development of this formulation. Further, Novartis has also retained the right of first negotiation to co-market Fanapt and the depot formulation in the rest of the world. Our royalty interest in iloperidone remains unchanged, and Titan is entitled to royalty revenue of 8% of annual worldwide net sales up to $200 million and 10% of annual worldwide net sales above $200 million for several years based on the remaining life of certain patents. We anticipate commencement of royalty revenues from U.S. sales during the first half of 2010.

In October 1995, we acquired from the Massachusetts Institute of Technology (“MIT”) an exclusive worldwide license to certain U.S. and foreign patents relating to our continuous drug delivery system. The exclusive nature of the MIT license is subject to certain conditions regarding timely performance of product development activities. We must also satisfy certain other usual terms and conditions set forth in the MIT license in order to retain our license rights, including payments of royalties based on sales of products and processes incorporating the licensed technology, as well as a percentage of income derived from sublicenses of the licensed technology.

In August 2000, through the acquisition of GeoMed, Inc., we acquired an exclusive worldwide license to make, use and sell products developed under the patent rights to the compositions and application of gallium complexes. We subsequently acquired additional rights to gallium; however, between December 2008 and March 2009, as part of our ongoing efforts to conserve cash, we terminated all of the license agreements with the exception of an agreement we entered into in July 2005 with the University of Iowa Research Foundation. Under this agreement, we received an exclusive worldwide license to patent rights held by the University of Iowa Research Foundation covering the methods of treating biofilm formation, pseudomoras aeruginosa growth, human deficiency virus, and intracellular pathogens and pathogens causing chronic pulmonary infection using gallium maltolate. Under this agreement, we are required to pay a license issuance fee and certain minimum annual royalty payments. In addition, we are required to pay royalties based on net sales of products and processes incorporating the licensed technology.

Patents and Proprietary Rights

We hold a license from Sanofi-Aventis under certain issued U.S. patents and certain foreign patents relating to iloperidone and its methods of use. Our license is exclusive for use in the treatment of psychiatric disorders, psychotic disorders and analgesia. The term of the U.S. patent that covers certain aspects of our iloperidone product expires in 2011, however it is anticipated that based on provisions of the Hatch-Waxman Act, the market exclusivity period for Fanapt will be extended by five years to 2016. The method of use patent covering the depot formulation will expire in 2020 assuming no further extensions. Prosecution of various divisional and continuation applications and their foreign counterparts continues satisfactorily, although it is uncertain whether additional patents will be granted.

We are the exclusive licensee under the MIT license to two U.S. patents relating to a long-term drug delivery system, with patent terms expiring in 2009, and certain European patents with patent terms expiring in 2008 and 2010. These dates do not include possible term extensions. Four additional patent applications have been filed which incorporate the use of specific compounds with the continuous delivery technology, including two applications related to Probuphine for the potential treatment of opioid addiction and chronic pain. We have received a Notice of Allowance from the United States Patent and Trademark Office (“PTO”) for certain claims regarding the use of Probuphine for the treatment of opioid addiction. Further prosecution of these applications are currently proceeding at the U.S. PTO and corresponding agencies in other countries. The U.S. patent related to the use of Probuphine for the treatment of opioid addiction will provide market exclusivity up to 2023.

We are the licensee of certain issued U.S. and foreign patents and patent applications relating to methods of use to inhibit the growth of P. aeruginosa, and to treat infections by pathogens causing chronic pulmonary infections. The two issued U.S. patents have terms expiring in 2016. The date does not include a possible term extension. We have additionally licensed applications covering the use of gallium complexes in treating and preventing bacterial biofilm-based infections. In 2009 patents were issued in South Africa and in Mexico relating to this application

Competition

The pharmaceutical and biotechnology industries are characterized by rapidly evolving technology and intense competition. Many companies of all sizes, including major pharmaceutical companies and specialized biotechnology companies, are engaged in the development and commercialization of therapeutic agents designed for the treatment of the same diseases and disorders that we target. Many of our competitors have substantially greater financial and other resources, larger research and development staff and more experience in the regulatory approval process. Moreover, potential competitors have or may have patents or other rights that conflict with patents covering our technologies. For risks we face with respect to competition, see “Risk Factors—We face intense competition.”

With respect to Probuphine, Reckitt & Benckiser, Inc. received FDA approval in 2002 for a sublingual buprenorphine product for the treatment of opioid addiction. This product, to be administered daily, will compete with our six-month implantable product for opioid addiction. The FDA previously approved Orphan Drug designation, expiring in 2009, for Reckitt Benckiser’s sublingual buprenorphine for the treatment of opioid addiction. Other forms of buprenorphine are also in development by other companies, including intramuscular injections and intranasally delivered buprenorphine, which also might compete with our product.

Several products categorized as atypical antipsychotics that will compete with Fanapt are already on the market. These products include Risperdal sold by Janssen Pharmaceuticals, Zyprexa sold by Eli Lilly, Clozaril sold by Novartis, Seroquel sold by AstraZeneca, Geodon sold by Pfizer, and Abilify sold by Bristol-Myers Squibb. Competition among these companies is already intense and iloperidone will face significant competition. The success of Fanapt will depend on how it can be differentiated from products already on the market on the basis of efficacy, side-effect profile, cost, availability of formulations and dose requirements, among other things.

Manufacturing

We utilize contract manufacturing organizations to manufacture our products for pre-clinical studies and clinical trials. While we have not introduced any products on the commercial market to date, at such time as we are ready to do so we will need to allocate additional resources to the manufacture of these products. We do not have the facilities to manufacture these products in-house nor do we intend to establish our own manufacturing operation at this time. We currently plan to pursue collaborative arrangements regarding the manufacture of any products that we may successfully develop.

Government Regulation

In order to obtain FDA approval of a new drug, a company generally must submit proof of purity, potency, safety and efficacy, among other regulatory standards. In most cases, such proof entails extensive clinical and pre-clinical laboratory tests.

The procedure for obtaining FDA approval to market a new drug involves several steps. Initially, the manufacturer must conduct pre-clinical animal testing to demonstrate that the product does not pose an unreasonable risk to human subjects in clinical studies. Upon completion of such animal testing, an Investigational New Drug application, or IND, must be filed with the FDA before clinical studies may begin. An IND application consists of, among other things, information about the proposed clinical trials. Among the conditions for clinical studies and IND approval is the requirement that the prospective manufacturer’s quality control and manufacturing procedures conform to current Good Manufacturing Practices (“cGMP”), which must be followed at all times. Once the IND is approved (or if the FDA does not respond within 30 days), the clinical trials may begin.

Human clinical trials on drugs are typically conducted in three sequential phases, although the phases may overlap. Phase I trials typically consist of testing the product in a small number of healthy volunteers or patients, primarily for safety in one or more doses. During Phase II, in addition to safety, dose selection and efficacy of the product is evaluated in up to several hundred patients and sometimes more. Phase III trials typically involve additional testing for safety and confirmation of efficacy in an expanded patient population at multiple test sites. The FDA may order the temporary or permanent discontinuation of a clinical trial at any time.

The results of the pre-clinical and clinical testing on new drugs, if successful, are submitted to the FDA in the form of a New Drug Application (“NDA”). The NDA approval process requires substantial time and effort and there can be no assurance that any approval will be granted on a timely basis, if at all. The FDA may refuse to approve an NDA if applicable regulatory requirements are not satisfied. Product approvals, if granted, may be withdrawn if compliance with regulatory standards is not maintained or problems occur following initial marketing.

The FDA may also require post-marketing testing and surveillance of approved products, or place other conditions on their approvals. These requirements could cause it to be more difficult or expensive to sell the products, and could therefore restrict the commercial applications of such products. Product approvals may be withdrawn if compliance with regulatory standards is not maintained or if problems occur following initial marketing. With respect to patented products or technologies, delays imposed by the governmental approval process may materially reduce the period during which we will have the exclusive right to exploit such technologies.

In May 2009, in recognition of the significant number (almost weekly) of telephonic and in-person meetings attended by the members of our board of directors to help manage the company during the period from January to May 2009, each member of the board of directors was awarded a stock option grant to purchase 100,000 shares of common stock with immediate vesting.

We believe we are in compliance with all material applicable regulatory requirements. However, see “Risk Factors—We must comply with extensive government regulations” for additional risks we face regarding regulatory requirements and compliance.

Foreign Regulatory Issues

Sales of pharmaceutical products outside the United States are subject to foreign regulatory requirements that vary widely from country to country. Whether or not FDA approval has been obtained, approval of a product by a comparable regulatory authority of a foreign country must generally be obtained prior to the commencement of marketing in that country. Although the time required to obtain such approval may be longer or shorter than that required for FDA approval, the requirements for FDA approval are among the most detailed in the world and FDA approval generally takes longer than foreign regulatory approvals.

Employees

At December 31, 2009, we had four employees and several consultants. See “Risk Factors—We may not be able to retain our key management and scientific personnel.”

Item 1A.	Risk Factors

The timing and amount of royalty revenues from iloperidone (Fanapt™) will be wholly dependent on the efforts of third parties.

We do not have any role in the marketing, manufacture or commercialization of iloperidone (Fanapt™). The timing and amount of royalty revenues we receive from the sale of this product will be wholly dependent upon the ability of Novartis to successfully launch and commercialize this product in the United States and Canada and on the ability of Vanda or others to sell this product in other countries. Similarly, our ability to realize any royalty revenue relating to the depot formulation of the product will depend on the ability of Novartis to successfully complete the development and regulatory approval process and implement the marketing program necessary to commercialize this product. While Novartis has announced that it launched commercial sales of Fanapt in January 2010, which would result in royalty payments to us during the following quarter, Novartis may experience unanticipated problems that delay, perhaps materially, product sales and our receipt of revenues.

Our available capital is sufficient to fund our operations only through September 2010 and we do not have the funds needed to continue the Probuphine program.

At September 30, 2009, we had cash and cash equivalents of $0.7 million, which we believe is sufficient, together with the proceeds of a private placement and debt financing completed in December 2009 and the NIH grant, to sustain our planned operations through September 2010, at which time we expect to be generating revenues from royalties on the sale of Fanapt. We do not currently have sufficient capital to fully fund the Probuphine program and we cannot be certain that the requisite funds will be available, from royalty revenues or otherwise, to continue that program.

Probuphine is in the development stage and may not be successfully developed or commercialized.

Probuphine, which is in Phase 3 clinical development, will require significant further capital expenditures, development, testing, and regulatory clearances prior to commercialization. Even if we are able to obtain the requisite funding to continue this program, the results of preclinical and clinical studies to date are not necessarily indicative of whether a product will demonstrate safety and efficacy in large patient populations to the satisfaction of the regulatory authorities in the U.S. and elsewhere. Of the large number of drugs in development, only a small percentage successfully complete the FDA regulatory approval process and are commercialized.

To date, we have experienced setbacks in some of our other product development efforts. For example, the results of a study evaluating the EKG profile of patients taking iloperidone led to a significant delay in the development of that product, a vaccine product formerly under development failed to meet the study’s primary endpoint, and a study of one of our products in a combination treatment was discontinued as a result of an interim safety analysis. We may continue to experience unanticipated problems relating to product development, testing, regulatory compliance, manufacturing, marketing and competition, and our costs and expenses could exceed current estimates. We cannot predict whether we will successfully develop and commercialize Probuphine or any other product.

We must comply with extensive government regulations.

The research, development, manufacture and marketing of pharmaceutical products are subject to an extensive regulatory approval process by the FDA and other regulatory agencies in the U.S. and other countries. The process of obtaining required regulatory approvals for drugs, including conducting preclinical and clinical testing to determine safety and efficacy, is lengthy, expensive and uncertain. Even after such time and expenditures, we may not obtain necessary regulatory approvals for clinical testing or for the manufacturing or marketing of any products. We have limited experience in obtaining FDA approval. Regulatory approval may entail limitations on the indicated usage of a drug, which may reduce the drug’s market potential. Even if regulatory clearance is obtained, post-market evaluation of the products, if required, could result in restrictions on a product’s marketing or withdrawal of the product from the market, as well as possible civil and criminal sanctions. Our business will be seriously harmed if our regulatory submissions are delayed or we cancel plans to make submissions for proposed products for any of the following reasons:

•	unanticipated preclinical testing or clinical trial reports;

•	failure to reach agreement with the FDA regarding study protocols or endpoints;

•	changes in regulations or the adoption of new regulations;

•	unanticipated enforcement of existing regulations;

•	unexpected technological developments; and

•	developments by our competitors.

We face risks associated with third parties conducting preclinical studies and clinical trials of our products as well as our dependence on third parties to manufacture any products that we may successfully develop.

We depend on third-party laboratories and medical institutions to conduct preclinical studies and clinical trials for our products and other third-party organizations to perform data collection and analysis, all of which must maintain both good laboratory and good clinical practices. We will also depend upon third party manufacturers for the production of any products we may successfully develop to comply with current Good Manufacturing Practices of the FDA, which are similarly outside our direct control. If third party laboratories and medical institutions conducting studies of our products fail to maintain both good laboratory and clinical practices, the studies could be delayed or have to be repeated. Similarly, if the manufacturers of any products we develop in the future fail to comply with current Good Manufacturing Practices of the FDA, we may be forced to cease manufacturing such product until we have found another third party to manufacture the product.

We face risks associated with clinical trial liability claims in the event that the use or misuse of our product candidates results in personal injury or death.

We face an inherent risk of clinical trial liability claims in the event that the use or misuse of our product candidates results in personal injury or death. Our clinical liability insurance coverage may not be sufficient to cover claims that may be made against us. Any claims against us, regardless of their merit, could severely harm our financial condition, strain our management and other resources or destroy the prospects for commercialization of the product which is the subject of any such claim.

We may be unable to protect our patents and proprietary rights.

Our future success will depend to a significant extent on our ability to:

•	obtain and keep patent protection for our products and technologies on an international basis;

•	enforce our patents to prevent others from using our inventions;

•	maintain and prevent others from using our trade secrets; and

•	operate and commercialize products without infringing on the patents or proprietary rights of others.

We cannot assure you that our patent rights will afford any competitive advantages, and these rights may be challenged or circumvented by third parties. Further, patents may not be issued on any of our pending patent applications in the U.S. or abroad. Because of the extensive time required for development, testing and regulatory review of a potential product, it is possible that before a potential product can be commercialized, any related patent may expire or remain in existence for only a short period following commercialization, reducing or eliminating any advantage of the patent. If we sue others for infringing our patents, a court may determine that such patents are invalid or unenforceable. Even if the validity of our patent rights is upheld by a court, a court may not prevent the alleged infringement of our patent rights on the grounds that such activity is not covered by our patent claims.

In addition, third parties may sue us for infringing their patents. In the event of a successful claim of infringement against us, we may be required to:

•	pay substantial damages;

•	stop using our technologies and methods;

•	stop certain research and development efforts;

•	develop non-infringing products or methods; and

•	obtain one or more licenses from third parties.

If required, we cannot assure you that we will be able to obtain such licenses on acceptable terms, or at all. If we are sued for infringement, we could encounter substantial delays in development, manufacture and commercialization of our product candidates. Any litigation, whether to enforce our patent rights or to defend against allegations that we infringe third party rights, will be costly, time consuming, and may distract management from other important tasks.

We also rely in our business on trade secrets, know-how and other proprietary information. We seek to protect this information, in part, through the use of confidentiality agreements with employees, consultants, advisors and others. Nonetheless, we cannot assure you that those agreements will provide adequate protection for our trade secrets, know-how or other proprietary information and prevent their unauthorized use or disclosure. To the extent that consultants, key employees or other third parties apply technological information independently developed by them or by others to our proposed products, disputes may arise as to the proprietary rights to such information, which may not be resolved in our favor.

We face intense competition.

Competition in the pharmaceutical and biotechnology industries is intense. We face, and will continue to face, competition from numerous companies that currently market, or are developing, products for the treatment of the diseases and disorders we have targeted. Many of these entities have significantly greater research and development capabilities, experience in obtaining regulatory approvals and manufacturing, marketing, financial and managerial resources than we have. We also compete with universities and other research institutions in the development of products, technologies and processes, as well as the recruitment of highly qualified personnel. Our competitors may succeed in developing technologies or products that are more effective than the ones we have under development or that render our proposed products or technologies noncompetitive or obsolete. In addition, our competitors may achieve product commercialization or patent protection earlier than we will.

Healthcare reform and restrictions on reimbursements may limit our financial returns.

Our ability or the ability of our collaborators to commercialize drug products, if any, may depend in part on the extent to which government health administration authorities, private health insurers and other organizations will reimburse consumers for the cost of these products. These third parties are increasingly challenging both the need for and the price of new drug products. Significant uncertainty exists as to the reimbursement status of newly approved therapeutics. Adequate third party reimbursement may not be available for our own or our collaborator’s drug products to enable us or them to maintain price levels sufficient to realize an appropriate return on their and our investments in research and product development.

We may not be able to retain our key management and scientific personnel.

As a company with a limited number of personnel, we are highly dependent on the services of our executive management and scientific staff. The loss of one or more of such individuals could substantially impair ongoing research and development programs and could hinder our ability to obtain corporate partners. Our success depends in large part upon our ability to attract and retain highly qualified personnel. We compete in our hiring efforts with other pharmaceutical and biotechnology companies, as well as universities and nonprofit research organizations, and we may not be successful in our efforts to attract and retain personnel.

Our shares are currently quoted in the OTC Pink Sheets and we cannot predict whether our shares will ever trade on the OTC Bulletin Board or any national securities exchange.

Our shares are currently quoted in the OTC Pink Sheets. Many institutional investors have investment policies which prohibit them from trading in stocks on the OTC Pink Sheets. As a result, shares quoted on the OTC Pink Sheets generally have limited trading volume and exhibit a wide spread between the bid/ask quotations than stock traded on national exchanges. We anticipate having a registered broker-dealer file a Form 15c211 with the Financial Industry Regulatory Authority that would permit our common stock to be quoted for trading on the OTC Bulletin Board, but we cannot be sure that such an effort would be successful. As a result, an investment in our common stock may be illiquid and investors may not be able to liquidate their investment readily or at all when they desire to sell.

Our stock price has been and will likely continue to be volatile.

Our stock price has experienced substantial fluctuations and could continue to fluctuate significantly due to a number of factors, including:

•	variations in our anticipated or actual operating results;

•	sales of substantial amounts of our common stock;

•	announcements about us or about our competitors, including introductions of new products;

•	litigation and other developments relating to our patents or other proprietary rights or those of our competitors;

•	conditions in the pharmaceutical or biotechnology industries;

•	governmental regulation and legislation; and

•	change in securities analysts’ estimates of our performance, or our failure to meet analysts’ expectations.

Our common stock is deemed to be a “penny stock,” which may make it more difficult for investors to sell their shares due to suitability requirements.

Our common stock is subject to Rule 15g-1 through 15g-9 under the Exchange Act, which imposes certain sales practice requirements on broker-dealers which sell our common stock to persons other than established customers and “accredited investors” (generally, individuals with a net worth in excess of $1,000,000 or annual incomes exceeding $200,000 (or $300,000 together with their spouses)). For transactions covered by this rule, a broker-dealer must make a special suitability determination for the purchaser and have received the purchaser’s written consent to the transaction prior to the sale. This rule adversely affects the ability of broker-dealers to sell our common stock and the ability of our stockholders to sell their shares of common stock.

Additionally, our common stock is subject to the SEC regulations for “penny stock.” Penny stock includes any equity security that is not listed on a national exchange and has a market price of less than $5.00 per share, subject to certain exceptions. The regulations require that prior to any non-exempt buy/sell transaction in a penny stock, a disclosure schedule set forth by the SEC relating to the penny stock market must be delivered to the purchaser of such penny stock. This disclosure must include the amount of commissions payable to both the broker-dealer and the registered representative and current price quotations for the common stock. The regulations also require that monthly statements be sent to holders of penny stock that disclose recent price information for the penny stock and information of the limited market for penny stocks. These requirements adversely affect the market liquidity of our common stock.

As a result of the de-registration of our securities, we are currently ineligible to use Form S-3 to register securities, which may adversely affect our cost of future capital.

We are currently ineligible to use Form S-3 to register securities for sale by us or for resale by other security holders and will not be eligible until we have timely filed all periodic reports under the Exchange Act for at least 12 calendar months. In the meantime, we would need to use Form S-1 to register securities with the SEC for capital raising transactions or issue such securities in private placements, in either case, increasing the costs of raising capital during this period.

Our net operating losses and research and development tax credits may not be available to reduce future federal and state income tax payments.

At December 31, 2008, we had federal net operating loss and tax credit carryforwards of $231.9 million and $7.3 million, respectively, and state net operating loss and tax credit carryforwards of $110.2 million and $6.5 million, respectively. Current federal and state tax laws include substantial restrictions on the utilization of net operating loss and tax credits in the event of an ownership change. We have not performed a change of ownership analysis since 1999 and, accordingly, some or all of our net operating loss and tax credit carryforwards may not be available to offset future taxable income, if any. Even if the carryforwards are available, they may be subject to annual limitations, lack of future taxable income, or future ownership changes that could result in the expiration of the carryforwards before they are utilized.

Item 2.	Financial Information

Selected Financial Data

The selected financial data presented below summarizes certain financial data which has been derived from and should be read in conjunction with our consolidated financial statements and notes thereto included in the section beginning on page F-1 and with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” below.

	Nine Months ended September 30, (unaudited)		Years Ended December 31,
	2009	2008	2008	2007	2006	2005	2004
	(in thousands, except per share data)
Statement of Operations Data:
Total revenue	$53	$73	$73	$24	$32	$89	$31
Operating expenses:
Research and development	1,707	12,810	16,235	12,244	11,620	17,770	20,415
Acquired/in-process research and development(1)	—	—	—	—	—	—	759
General and administrative	2,443	7,086	9,756	6,213	4,859	5,370	5,237
Other income (expense), net	(7)	516	484	786	710	589	376

Net loss	$(4,104)	$(19,307)	$(25,434)	$(17,647)	$(15,737)	$(22,462)	$(26,004)

Basic and diluted net loss per share	$(0.07)	$(0.33)	$(0.44)	$(0.41)	$(0.42)	$(0.69)	$(0.83)
Shares used in computing:
Basic and diluted net loss per share	58,291	58,284	58,285	42,998	37,902	32,635	31,381

(1)	Acquired research and development reflects the acquisition of the minority shares of ProNeura, Inc. in 2004 and the acquisition of DTI in 2003.

	As of September 30,	As of December 31,
	2009 (unaudited)	2008	2007	2006	2005	2004
	(in thousands)
Balance Sheet Data:
Cash, cash equivalents, and marketable securities	$725	$4,672	$30,016	$13,715	$17,369	$36,322
Working capital	182	2,759	26,200	10,825	15,449	33,760
Total assets	1,393	5,668	30,844	15,040	19,737	38,626
Total stockholders’ equity	(916)	1,793	25,347	10,405	15,360	33,713

Management’s Discussion and Analysis of Financial Condition and Results of Operations. Forward-Looking Statements

Statements in the following discussion and throughout this report that are not historical in nature are “forward-looking statements” within the meaning of Section 27A of the Securities Act and Section 21E of the Exchange Act. You can identify forward-looking statements by the use of words such as “expect,” “anticipate,” “estimate,” “may,” “will,” “should,” “intend,” “believe,” and similar expressions. Although we believe the expectations reflected in these forward-looking statements are reasonable, such statements are inherently subject to risk and we can give no assurances that our expectations will prove to be correct. Actual results could differ from those described in this report because of numerous factors, many of which are beyond our control. These factors include, without limitation, those described under Item 1A “Risk Factors.” We undertake no obligation to update these forward-looking statements to reflect events or circumstances after the date of this report or to reflect actual outcomes. Please see “Special Note Regarding Forward Looking Statements” at the beginning of this Form 10.

The following discussion of our financial condition and results of operations should be read in conjunction with our consolidated financial statements and the related notes thereto and other financial information appearing elsewhere in this Form 10.

Overview

We are a biopharmaceutical company engaged in the development of proprietary therapeutics primarily for the treatment of central nervous system (“CNS”) disorders. We commenced operations in 1992 and completed an initial public offering in January 1996. At the end of 2007, we had three late stage product development programs: (i) iloperidone-NDA filed with the FDA by Vanda seeking U.S. marketing approval for treatment of schizophrenia, (ii) Probuphine-controlled Phase 3 study being conducted by Titan to evaluate safety and efficacy for the treatment of opioid addiction, and (iii) Spheramine-controlled Phase 2b study being conducted by Bayer Schering Pharma for the treatment of advanced Parkinsons disease. In July 2008, we learned that Vanda, the licensee of iloperidone, had received a non-approval letter from the FDA. In July 2008, we announced positive results in the Phase 3 study of Probuphine for the treatment of opioid addiction. In September 2008, we were advised by the licensee of Spheramine that it was ending its development program and terminating its license agreement with us. After further review and analysis of the information on which such licensee’s decision was based, we also decided to discontinue any further activities associated with this product candidate. As a result of these adverse events with respect to two of our three principal product candidates, we were forced to undertake substantial cost cutting measures that included an almost complete reduction in our workforce and a phased suspension of all of our development activities, and focus our efforts on maximizing value for our stockholders either through the sale of assets or the establishment of a corporate partnering arrangement for Probuphine.

In May 2009, the FDA, after reviewing additional material provided by Vanda, reconsidered its decision and granted approval for iloperidone (Fanapt™). Later that month, we announced that we had re-engaged three of our prior executives, including our two current executive officers. In October 2009, Vanda and Novartis announced their agreement regarding the marketing and commercialization of this product and later that month we received a $7.6 million grant from the NIH for the clinical development of Probuphine. Our board of directors is currently in the process of evaluating all of the strategic alternatives available to us to maximize shareholder value, including possible monetization of the Fanapt royalty stream, continuation of the Probuphine program, a merger or other business combination, among others.

Liquidity and Capital Resources

We have funded our operations since inception primarily through sales of our securities, as well as with proceeds from warrant and option exercises, corporate licensing and collaborative agreements, and government-sponsored research grants. At September 30, 2009, we had approximately $725,000 of cash and cash equivalents compared to approximately $4.7 million at December 31, 2008. In December 2009, we completed the sale of 300,000 shares of common stock for aggregate gross proceeds of $510,000. Also in December 2009, we entered into a financing agreement with Oxford Capital Financing (“Oxford”) pursuant to which we received a three-year term loan in the principal amount of $3,000,000 that bears interest at the rate of 13% per annum. We paid Oxford an initial facility fee of $60,000 and are obligated to make a final payment fee of $180,000. The loan is secured by our assets and has a provision for pre-payment. Oxford received five-year warrants to purchase 42,254 shares of our common stock at an exercise price of $2.13 per share.

Our operating activities used approximately $4.4 million during the nine months ended September 30, 2009. This consisted primarily of the net loss for the period of approximately $4.1 million and $1.4 million related to net changes in operating assets and liabilities. This was offset in part by non-cash charges of approximately $0.1 million related to depreciation, and approximately $0.9 million related to share-based compensation expenses. Uses of cash in operating activities were primarily to fund product development programs and administrative expenses. We have entered into various agreements with research institutions, universities, and other entities for the performance of research and development activities and for the acquisition of licenses related to those activities. Certain of the licenses require us to pay royalties on future product sales, if any. In addition, in order to maintain license and other rights while products are under development, we must comply with customary licensee obligations, including the payment of patent-related costs, annual minimum license fees, meeting project-funding milestones and diligent efforts in product development. The aggregate commitments we have under these agreements, including minimum license payments, for the next twelve months is approximately $0.1 million.

Net cash used by investing activities of approximately $7,000 during the nine months ended September 30, 2009 consisted of purchases of furniture and equipment of approximately $9,000. This was offset in part by disposals of furniture and equipment of approximately $2,000.

Net cash provided by financing activities during the nine months ended September 30, 2009 was approximately $475,000, which consisted primarily of proceeds from the exercise of options to purchase our common stock.

We expect to continue to incur substantial additional operating losses from costs related to the continuation of product and technology development, clinical trials, and administrative activities. We believe that our working capital at September 30, 2009, together with the funds obtained through the sale of equity and receipt of a loan in December 2009 and proceeds from the NIH grant, is sufficient to sustain our planned operations through September 2010, at which time we expect to be generating royalty revenues from sales of Fanapt.

Results of Operations

Nine Months Ended September 30, 2009 Compared to Nine Months Ended September 30, 2008

Our net loss for the nine month period ended September 30, 2009, was approximately $4.1 million, or $0.07 per share, compared to approximately $19.3 million, or $0.33 per share, for the comparable period in 2008.

We had revenues from licensing agreements of approximately $53,000 and $73,000 during the nine month periods ended September 30, 2009 and 2008, respectively.

Research and development (“R&D”) expenses for the nine month period ended September 30, 2009 were approximately $1.7 million, compared to approximately $12.8 million for the comparable period in 2008, a decrease of approximately $11.1 million, or 87%. The decrease in research and development costs during the nine month period ended September 30, 2009 was primarily associated with the phased suspension of activities associated with clinical trials related to our Probuphine product, resulting in reductions in employee-related costs of $2.5 million, internal research and development expenses of $1.1 million and external research and development expenses of $7.5 million. External research and development expenses include direct expenses such as clinical research organization charges, investigator and review board fees, patient expense reimbursements and contract manufacturing expenses. During the nine months ended September 30, 2009, our external research and development expenses relating to our Probuphine product development program were approximately $0.6 million compared to $7.9 million for the comparable period in 2008. Other research and development expenses include internal operating costs such as clinical research and development personnel-related expenses, clinical trials-related travel expenses, and allocation of facility and corporate costs. As a result of the risks and uncertainties inherently associated with pharmaceutical research and development activities described elsewhere in this report, we are unable to estimate the specific timing and future costs of our clinical development programs or the timing of material cash inflows, if any, from our products or product candidates.

General and administrative expenses for the nine month period ended September 30, 2009 were approximately $2.4 million, compared to approximately $7.1 million for the comparable period in 2008, a decrease of approximately $4.7 million, or 66%. The decrease in general and administrative expenses was primarily related to reductions in employee related costs of approximately $2.2 million, non-cash stock compensation costs of approximately $0.6 million, marketing and product positioning costs of approximately $0.9 million, legal fees of approximately $0.2 million, travel related expenses of approximately $0.2 million, consulting and professional fees of approximately $0.2 million , and other general and administrative costs of approximately $0.3 million.

Net other expense for the nine month period ended September 30, 2009 was approximately $7,000 compared to net other income of approximately $516,000 during the comparable period in 2008. Net other expense during the nine month period ended September 30, 2009, consisted primarily of tax-related expenses of approximately $14,000 offset by interest income of approximately $2,000 and gains of approximately $6,000 resulting from the sale of certain assets. Net other income during the nine month period ended September 30, 2008, consisted primarily of interest income on investments of approximately $0.4 million and gains of approximately $0.1 million resulting from the sale of certain investments.

Year Ended December 31, 2008 Compared to Year Ended December 31, 2007

Revenues in 2008 were $73,000 compared to $24,000 for 2007, an increase of $49,000. Our revenues during 2008 and 2007 were derived from fees received under various licensing agreements.

Research and development expenses for 2008 were $16.2 million compared to $12.2 million for 2007, an increase of $4.0 million. The increase in R&D was primarily associated with the initiation of certain clinical study-related activities in 2007. Of our 2008 R&D expenses, approximately 57%, or $9.3 million, were attributable to external R&D expenses related to our Probuphine project. External R&D expenses include direct expenses such as clinical research organization charges, investigator and review board fees, patient expense reimbursements, pre-clinical activities and contract manufacturing expenses. Remaining R&D expenses were attributable to internal operating costs, which include clinical R&D personnel salaries and employee related expenses, clinical trials related travel expenses, and allocation of facility and corporate costs.

General and administrative expenses for 2008 were $9.8 million compared to $6.2 million for 2007, an increase of $3.6 million. The increase in general and administrative expenses was primarily related to increases in employee related costs of approximately $1.9 million, non-cash stock compensation costs of approximately $0.5 million, marketing and product positioning costs of approximately $0.6 million, legal fees of approximately $0.2 million, travel related expenses of approximately $0.1 million, and other general and administrative costs of approximately $0.3 million. This was offset by a decrease in consulting and professional fees of approximately $0.1 million.

Other income, net, for 2008 was $484,000 compared to $786,000 for 2007, a decrease of $302,000. The decrease in other income, net, consisted primarily of a decrease in interest income on investments of approximately $0.2 million and a decrease in gains on the sale of investments of approximately $0.2 million. This was offset by a decrease in other expense of approximately $0.1 million.

As a result of the foregoing, we had a net loss of $25.4 million in 2008 compared to a net loss of $17.7 million in 2007.

Year Ended December 31, 2007 Compared to Year Ended December 31, 2006

Revenues in 2007 were $24,000 compared to $32,000 for 2006, a decrease of $8,000. Our revenues during 2007 and 2006 were derived from fees received under various licensing agreements.

Research and development expenses for 2007 were $12.2 million compared to $11.6 million for 2006, an increase of $0.6 million. The increase in R&D was primarily associated with the initiation of certain clinical study-related activities in 2007. Of our 2007 R&D expenses, approximately 56%, or $6.8 million, were attributable to external R&D expenses. External R&D expenses include direct expenses such as clinical research organization charges, investigator and review board fees, patient expense reimbursements, pre-clinical activities and contract manufacturing expenses. In 2007, approximately $5.1 million of external R&D expenses were related to Probuphine, $0.8 million to DITPA, $0.7 million to gallium maltolate, and the remainder to other projects.

Remaining R&D expenses were attributable to internal operating costs, which include clinical R&D personnel salaries and employment-related expenses, clinical trials-related travel expenses, and allocation of facility and corporate costs. In October 2006, we determined that we would focus our resources on the Phase III development of Probuphine, and discontinued further enrollment in our Phase II study of DITPA in congestive heart failure (“CHF”).

General and administrative expenses for 2007 were $6.2 million compared to $4.9 million for 2006, an increase of $1.3 million. The increase in general and administrative expenses was primarily related to increases in non-cash stock compensation costs of approximately $0.5 million, marketing and product positioning costs of approximately $0.3 million, legal fees of approximately $0.2 million, consulting fees of approximately $0.1 million, and other general and administrative costs of approximately $0.2 million.

Other income, net, for 2007 was $786,000 compared to $710,000 for 2006, an increase of $76,000.

As a result of the foregoing, we had a net loss of $17.7 million in 2007 compared to a net loss of $15.8 million in 2006.

Off-Balance Sheet Arrangements

We have never entered into any off-balance sheet financing arrangements and we have never established any special purpose entities. We have not guaranteed any debt or commitments of other entities or entered into any options on non-financial assets.

Quantitative and Qualitative Disclosures About Market Risk

We held no marketable securities at December 31, 2008 or September 30, 2009.

Item 3.	Properties

We have a five-year operating lease, expiring in June 2010, for approximately 14,017 square feet of office space in South San Francisco, California. We currently sublease approximately 6,871 square feet of our office space in South San Francisco, California to Anesiva, Inc. under an operating lease expiring in June 2010. We also have an operating lease, expiring in March 2011, for approximately 3,135 square feet of office space in Fort Lee, New Jersey.

Item 4.	Security Ownership of Certain Beneficial Owners and Management

The following table sets forth, as of December 31, 2009, certain information concerning the beneficial ownership of our common stock by (i) each stockholder known by us to own beneficially five percent or more of our outstanding common stock; (ii) each director; (iii) each named executive officer; and (iv) all of our executive officers and directors as a group, and their percentage ownership and voting power.

Name and Address of Beneficial Owner(1)	Shares Beneficially Owned(2)		Percent of Shares Beneficially Owned
Marc Rubin, M.D.	1,221,874	(3)	2.0%
Victor J. Bauer, Ph.D.	348,644	(4)	*
Sunil Bhonsle	1,188,747	(5)	2.0%
Eurelio M. Cavalier	418,750	(6)	*
Hubert E. Huckel, M.D.	655,019	(7)	1.1%
Joachim Friedrich Kapp, M.D., Ph.D.	1,051,251	(8)	1.8%
M. David MacFarlane, Ph.D.	255,000	(9)	*
Ley S. Smith	246,250	(10)	*
Arnhold and S. Bleichroeder Advisors, LLC	8,354,644	(11)	13.7%
All executive officers and directors as a group (8) persons	5,385,535		8.7%

*	Less than one percent.
(1)	Unless otherwise indicated, the address of such individual is c/o Titan Pharmaceuticals, Inc., 400 Oyster Point Boulevard, Suite 505, South San Francisco, California 94080.
(2)	In computing the number of shares beneficially owned by a person and the percentage ownership of a person, shares of our common stock subject to options held by that person that are currently exercisable or exercisable within 60 days of December 31, 2009 are deemed outstanding. Such shares, however, are not deemed outstanding for purposes of computing the percentage ownership of each other person. Except as indicated in the footnotes to this table and pursuant to applicable community property laws, the persons named in the table have sole voting and investment power with respect to all shares of common stock.
(3)	Includes 846,874 shares issuable upon exercise of outstanding options.
(4)	Includes 337,500 shares issuable upon exercise of outstanding options.
(5)	Includes 897,490 shares issuable upon exercise of outstanding options.
(6)	Includes 236,250 shares issuable upon exercise of outstanding options.
(7)	Includes (i) 263,750 shares issuable upon exercise of outstanding options, (ii) 2080 shares held by Dr. Huckel’s son, and (iii) 789 shares held by his wife.
(8)	Includes 48,751 shares issuable upon exercise of outstanding options.
(9)	Includes 132,500 shares issuable upon exercise of outstanding options.
(10)	Includes 233,750 shares issuable upon exercise of outstanding options.
(11)	Derived from a Schedule 13G filed by Arnhold and S. Bleichroeder Advisors, LLC on February 12, 2009. Includes warrants to purchase common stock. The holder’s address is 1345 Avenue of the Americas, New York, New York 10105.

Item 5.	Directors, Executive Officers

Set forth below are the name, age and position and a brief account of the business experience of each of our executive officers and directors:

Name	Age	Office	Director Since
Marc Rubin (1)	55	Executive Chairman of the Board	November 2007
Sunil Bhonsle	60	President and Director	February 2004
Victor J. Bauer (2)	74	Director	November 1997
Eurelio M. Cavalier (1)(3)(4)	77	Director	September 1998
Hubert E. Huckel (1)(2)(3)	78	Director	October 1995
Joachim Friedrich Kapp	67	Director	August 2005
M. David MacFarlane (2)(4)	69	Director	May 2002
Ley S. Smith (1)(2)(4)	75	Director	July 2000

(1)	Member of Executive Committee
(2)	Member of Audit Committee
(3)	Member of Compensation Committee
(4)	Member of Nominating Committee

Marc Rubin, M.D. served as our President and Chief Executive from October 2007 until December 2008 and was re-engaged as our Executive Chairman in May 2009. Until February 2007, Dr. Rubin served as Head of Global Research and Development for Bayer Schering Pharma, as well as a member of the Executive Committee of Bayer Healthcare and the Board of Management of Bayer Schering Pharma. Prior to the merger of Bayer Pharmaceuticals and Schering AG in June 2006, Dr. Rubin was a member of the Executive Board of Schering AG since joining such company in October 2003, as well as Chairman of Schering Berlin Inc. and President of Berlex Pharmaceuticals, a division of Schering AG. From 1990 until August 2003, Dr. Rubin was employed by GlaxoSmithKline where he held positions of responsibility in global clinical and commercial development overseeing programs in the United States, Europe, Asia and Latin America. From 2001 through 2003, he was Senior Vice President of Global Clinical Pharmacology & Discovery Medicine. Dr. Rubin holds an M.D. from Cornell University Medical College. Dr. Rubin currently serves on the board of directors of Medarex, Inc.

Sunil Bhonsle served as our Executive Vice President and Chief Operating Officer from September 1995 until December 2008 and was re-engaged as our President in May 2009. Mr. Bhonsle served in various positions, including Vice President and General Manager—Plasma Supply and Manager—Inventory and Technical Planning, at Bayer Corporation from July 1975 until April 1995. Mr. Bhonsle holds an M.B.A. from the University of California at Berkeley and a B.Tech. in chemical engineering from the Indian Institute of Technology.

Victor J. Bauer, Ph.D. serves as the Executive Vice President of Concordia Pharmaceuticals, Inc., a biopharmaceutical company he co-founded in January 2004. From February 1997 through March 2003, Dr. Bauer was employed by Titan, most recently as our Executive Director of Corporate Development. From April 1996 until its merger into Titan, Dr. Bauer also served as a director and Chairman of Theracell. From December 1992 until February 1997, Dr. Bauer was a self-employed consultant to companies in the pharmaceutical and biotechnology industries. Prior to that time, Dr. Bauer was with Hoechst-Roussel Pharmaceuticals Inc., where he served as President from 1988 through 1992.

Eurelio M. Cavalier was employed in various capacities by Eli Lilly & Co. from 1958 until his retirement in 1994, serving as Vice President Sales from 1976 to 1982 and Group Vice President U.S. Pharmaceutical Business Unit from 1982 to 1993.

Hubert E. Huckel, M.D. served in various positions with The Hoechst Group from 1964 until his retirement in December 1992. At the time of his retirement, Dr. Huckel was Chairman of the Board of Hoechst-Roussel Pharmaceuticals, Inc., Chairman and President of Hoechst-Roussel Agri-Vet Company and a member of the Executive Committee of Hoechst Celanese Corporation. He currently serves on the board of directors of ThermoGenesis Corp., Catalyst Pharmaceuticals, Inc. and Concordia Pharmaceuticals, Inc. He is a member of the compensation committee of ThermoGenesis Corp.

Joachim Friedrich Kapp, M.D., Ph.D. has worked in various capacities for Schering AG since 1975, from 1991 on as President of the Global Business Unit, Specialized Therapeutics. Dr. Kapp worked in various capacities with Warner Lambert and its subsidiaries between 1984 and 1990. Dr. Kapp holds an M.D. and a Ph.D. from The University of Essen, Germany.

M. David MacFarlane, Ph.D. served as Vice President and Responsible Head of Regulatory Affairs of Genentech, Inc from 1989 until his retirement in August 1999. Prior to joining Genentech, Inc., he served in various positions with Glaxo Inc., last as Vice President of Regulatory Affairs.

Ley S. Smith served in various positions with The Upjohn Company and Pharmacia & Upjohn from 1958 until his retirement in November 1997. From 1991 to 1993 he served as Vice Chairman of the Board of The Upjohn Company, and from 1993 to 1995 he was President and Chief Operating Officer of The Upjohn Company. At the time of his retirement, Mr. Smith was Executive Vice President of Pharmacia & Upjohn, and President of Pharmacia & Upjohn’s U.S. Pharma Product Center.

Directors serve until the next annual meeting or until their successors are elected and qualified. Officers serve at the discretion of the board of directors, subject to rights, if any, under contracts of employment. See “Item 6. Executive Compensation—Employment Agreements.”

Item 6.	Executive Compensation

Overview

During the last approximately 18 months, our company has undergone significant changes to its operations and organizational structure. In late 2007, we had three promising late stage product development programs, iloperidone, Probuphine and Spheramine. Planning for the future, we added to the executive management team with the addition on October 1, 2007 of Marc Rubin as Chief Executive Officer. Simultaneously, Louis Bucalo assumed the role of Executive Chairman. Later, in April 2008, we entered into an agreement with Dr. Bucalo pursuant to which he retired and resigned as an officer and member of our board of directors.

In July 2008, we experienced adverse events in connection with our iloperidone and Spheramine development programs that negatively impacted our financial position and the market price of our common stock. Consequently, upon the recommendation of our Compensation Committee, in October 2008 we implemented an employee retention program in order to bolster our ability to pursue our objective of completing an appropriate transaction for the advancement of the Probuphine development program. The retention program consisted of two components—the issuance of restricted shares in lieu of the annual option grants that would otherwise be made in January 2009 and modifications to existing severance provisions. On October 21, 2008, an aggregate of 1,430,000 restricted shares were granted with varying vesting schedules to our employees, of which a total of 900,000 were granted to Marc Rubin, Sunil Bhonsle and Robert Farrell, our three executive officers at that time. As part of the retention program, we made a determination to increase the severance period for substantially all of its employees in the event that within one year following a change in control the employee’s employment were terminated (including constructive termination) other than for cause.

Following a further decline in the market value of the Company and to conserve capital, in December 2008 we effected an approximately 90% reduction in our workforce in order to reduce operations to the minimal level necessary to enable us to continue our efforts to realize the potential value of our assets, particularly the Probuphine program. As part of the reduction plan, Dr. Rubin and Mr. Bhonsle entered into separation agreements pursuant to which they ended their employment relationships with us but agreed to assist us during the next six months, as needed, in connection with the aforementioned efforts. Robert Farrell, Chief Financial Officer, assumed the role of President pursuant to the terms of a retention agreement. Accordingly, by year end, we had three employees, including Mr. Farrell who served as our sole executive officer. In April 2009, we terminated Mr. Farrell’s employment and Mr. Bhonsle, a board member, stepped in as our interim President. As a result of the foregoing, all but 5,000 of the restricted shares issued as part of the October 2008 retention program were cancelled.

In May 2009, the FDA’s approval of Fanapt substantially increased our opportunities and our board recommended the rehiring of certain of our former officers, including Dr. Rubin, who agreed to serve as our Executive Chairman, and Sunil Bhonsle, who assumed the role of President. Their compensation packages were structured by our Compensation Committee with minimal or no base salary, payment of which was also deferred to help maximize our limited cash resources, and to return the executives to an equity position comparable to that which existed prior to their termination five months earlier.

This compensation discussion describes the material elements of compensation awarded to, earned by, or paid to each of our executive officers who served as named executive officers during the year ended December 31, 2009, our last completed fiscal year prior to the filing of this Form 10. This compensation discussion focuses on the information contained in the following tables and related footnotes and narrative for primarily the last completed fiscal year; however, in light of the material changes in our operations and management team described above and elsewhere in this Form 10, we also describe compensation actions taken before or after the last completed fiscal year to the extent it enhances the understanding of our executive compensation disclosure.

Compensation Program Objectives and Philosophy

Our Compensation Committee currently oversees the design and administration of our executive compensation program. It reviews and approves all elements of compensation for each of our named executive officers taking into consideration recommendations from our principal executive officer (for compensation other than his own), as well as competitive market guidance from the Radford Biotechnology Surveys and, when applicable, other independent third-party compensation consultants. We define our competitive markets for executive talent to be the pharmaceutical and biotechnology industries in northern California and New Jersey. To date, we have utilized the Radford Biotechnology Surveys, a third party market specific compensation survey, and, when applicable, other independent third-party compensation consultants to benchmark our executive compensation.

The principal elements of our executive compensation program have historically been base salary, annual cash incentives, long-term equity incentives in the form of stock options, other benefits and perquisites, post-termination severance and acceleration of stock option vesting for certain named executive officers upon termination and/or a change in control. Our other benefits and perquisites have consisted of life, health and disability insurance benefits, and a qualified 401(k) savings plan. Our philosophy has been to position the aggregate of these elements at a level that is competitive within the industry and commensurate with our size and performance. During the last 18 months, our compensation philosophy has evolved to accommodate our changing circumstances, operational needs and limited financial resources during this period.

During 2009, our operations were initially focused on winding down the company while maximizing the value that could be returned to the shareholders. Subsequently, following the approval of iloperidone by the FDA in May 2009, we have focused on efforts to realize maximum shareholder value from both iloperidone and Probuphine, while limiting expenses to stay within the available cash resources. Accordingly, our Compensation Committee implemented a compensation plan which substantially limited the base salary while providing additional potential earnings through stock option awards.

Base Salaries

During 2009, the base salary of the named executives is reflective of the limited availability of funds and the reduced level of operations. Accordingly, Mr. Farrell, President and CFO from January to April 2009 accepted an approximately 25% reduction in base salary from the prior years base salary. Dr. Rubin and Mr. Bhonsle, whose employment was terminated in December 2008, received a lump sum severance payment in January 2009 and continued to provide services in support of winding down the operations. Dr. Rubin and Mr. Bhonsle have indicated that such services were undertaken in their roles as directors of Titan and that we do not owe them any consulting fees for work performed prior to their re-employment in May 2009, except for the time during which Mr. Bhonsle assumed the role of Acting President during the months of April and May 2009 for which he was paid approximately $12,400. Following the approval of iloperidone by the FDA, both Dr. Rubin and Mr. Bhonsle executed employment agreements that terminate on February 28, 2010. Dr. Rubin was engaged as Executive Chairman with no base salary and Mr. Bhonsle was confirmed as our President with a base salary of $ 200,000 per year, an approximately 33% reduction from the prior year, payment of which has been deferred until our receipt of funds. See “Employment Agreements” below.

Long-term Equity Incentives

We provide the opportunity for our named executive officers and other executives to earn a long-term equity incentive award. Long-term incentive awards provide employees with the incentive to stay with us for longer periods of time, which in turn, provides us with greater stability. Equity awards also are less costly to us in the short term than cash compensation. We review long-term equity incentives for our named executive officers and other executives annually.

For our named executive officers, our stock option grants are of a size and term determined and approved by the Compensation Committee in consideration of the range of grants in the Radford Survey. We have traditionally used stock options as our form of equity compensation because stock options provide a relatively straightforward incentive for our executives, result in less immediate dilution of existing shareholders’ interests and, prior to our adoption of FAS 123(R), resulted in less compensation expense for us relative to other types of equity awards. Generally, all grants of stock options to our employees were granted with exercise prices equal to or greater than the fair market value of our common stock on the respective grant dates. For a discussion of the determination of the fair market value of these grants, see “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Critical Accounting Policies and the Use of Estimates.”

We do not time stock option grants to executives in coordination with the release of material non-public information. Our stock option grants have a 10-year contractual exercise term. In general, the option grants are also subject to the following post-termination and change in control provisions:

Event	Award Vesting	Exercise Term
• Termination by us for Reason Other than Cause, Disability or Death	• Forfeit Unvested Options	• Earlier of: (1) 90 days or (2) Remaining Option Period

• Termination for Disability, Death or Retirement	• Forfeit Unvested Options	• Earlier of: (1) 2 years or (2) Remaining Option Period

• Termination for Cause	• Forfeit Vested and Unvested Options	• Expire

• Other Termination	• Forfeit Unvested Options	• Earlier of: (1) 90 days or (2) Remaining Option Period

• Change in Control	• Accelerated*	• *

*	The Compensation Committee may provide that, in the event of a change in control, any outstanding awards that are unexercisable or otherwise unvested will become fully vested and immediately exercisable. If there is a termination of employment, the applicable termination provisions regarding exercise term will apply.

The vesting of certain of our named executive officers’ stock options is accelerated pursuant to the terms of their employment agreements in certain change in control events. These terms are more fully described in “—Employment Agreements” and “—Potential Payments upon Termination or Change in Control.”

Upon termination of employment of Dr. Rubin and Mr. Bhonsle in December 2008, all prior stock option grants ceased further vesting and the vested stock options continued to be available for exercise while they remained members of the board of directors. Prior stock option grants awarded to Mr. Farrell, who continued as the President and Chief Financial Officer until April 2009, continued to vest during the term of his employment and the vested stock options subsequently expired unexercised 90 days following termination of his employment.

At the time of re-engagement of Dr. Rubin as Executive Chairman in May 2009, he was awarded a stock option grant of 1,000,000 shares with immediate vesting of 25% of the grant and the remainder to vest monthly over four years. This is the only compensation given to Dr. Rubin. Similarly, upon the confirmation of Mr. Bhonsle as the President, he was awarded a stock option grant to purchase 700,000 shares of common stock with immediate vesting of 25% and the remainder to vest monthly over four years.

Compensation Committee Interlocks and Insider Participation

Members of our Compensation Committee of the board of directors were Mr. Eurelio M. Cavalier, Dr. Hubert E. Huckel and Dr. Joachim Friedrich Kapp. No member of our Compensation Committee was, or has been, an officer or employee of Titan or any of our subsidiaries.

No member of the Compensation Committee has a relationship that would constitute an interlocking relationship with executive officers or directors of the Company or another entity.

SUMMARY COMPENSATION TABLE

The following table shows information concerning the annual compensation for services provided to us by our Chief Executive Officer, our Chief Financial Officer and our other executive officers for the periods set forth.

Name and Principal Position(1)	Year	Salary ($)	Bonus ($)	Option Awards(2) ($)	All Other Compensation ($)	Total Compensation ($)

Marc Rubin, M.D.(3)(4)(5) Executive Chairman	2009	$384,326	—	$197,139	$—	$581,465
	2008	430,639	—	21,243	36,767	488,649
	2007	103,750	—	154,691	—	258,441

Louis R. Bucalo, M.D.(6)(7) Former Executive Chairman	2009	328,125	—	—	—	328,125
	2008	375,169	—	143,070	2,000	520,239
	2007	493,328	—	236,160	—	729,488

Sunil Bhonsle (8) President	2009	402,487	—	160,173	12,400	575,060
	2008 2007	340,550 297,583	— —	66,198 159,082	— —	406,748 456,665

Robert E. Farrell, J.D.(9) Former Executive Vice President and Chief Financial Officer	2009	216,862	—	—	—	216,862
	2008 2007	402,099 248,508	— —	39,280 124,026	—	441,379 372,534

(1)	The positions listed are the most recent held by such individuals.
(2)	Valuation based on the dollar amount of option grants and stock awards recognized for financial statement reporting purposes pursuant to FAS 123(R). The assumptions used by us with respect to the valuation of option grants and stock awards are set forth in “Titan Pharmaceuticals, Inc. Consolidated Financial Statements—Notes to Financial Statements—Note 12—Stock Plans” and “Titan Pharmaceuticals, Inc. Unaudited Condensed Consolidated Financial Statements—Notes to Financial Statements—Note 2—Stock Plans.”
(3)	Dr. Rubin’s 2007 salary has been prorated to reflect his October 1, 2007 employment start date.
(4)	Dr. Rubin’s employment was terminated on December 15, 2008. His 2008 salary includes $26,374 in compensation related to accrued vacation and his 2009 salary includes a one time severance payment of $384,326 made in January 2009.
(5)	Dr. Rubin’s 2008 other compensation consists of housing and transportation costs of $36,767.
(6)	Dr. Bucalo’s 2007 salary includes $106,812 in compensation related to accrued vacation.
(7)	Dr. Bucalo’s employment was terminated in April 2008 and he will receive salary continuation payments until April 2010. During 2009 and 2008, Dr. Bucalo received salary continuation payments of $328,125 and $250,018, respectively, and reimbursement of legal expenses of $2,000 in 2008. Dr. Bucalo’s outstanding options will continue to vest under the terms of his severance agreement through April 2010.
(8)	Mr. Bhonsle’s employment was terminated on December 15, 2008. His 2008 salary includes $46,319 related to accrued vacation and his 2009 salary includes a one time severance payment of $277,487 made in January 2009.
(9)	Mr. Farrell’s employment was terminated in April 2009. His 2008 salary includes $40,768 related to accrued vacation and $100,000 of severance related to his December 2008 retention agreement. Mr. Farrell’s 2009 salary includes a payment of $161,824 related to the remaining balance of his severance.

For a description of the material terms of employment agreements with our current and former named executive officers, see “—Employment Agreements.”

GRANTS OF PLAN-BASED AWARDS(1)

Name	Grant Date	Approval Date(2)	Number of Shares of Common Stock Underlying Options (#)		Exercise or Base Price of Option Awards ($/Sh)	Grant Date Fair Value of Stock and Option Awards($)(3)
Marc Rubin, M.D.	05/17/2009	05/17/2009	385,000	(5)	$0.79	$287,557
	05/17/2009	05/17/2009	615,000	(7)	0.79	459,344
	05/17/2009	05/17/2009	10,000	(4)	0.79	7,469
	05/17/2009	05/17/2009	5,000	(4)	0.79	3,735
	05/17/2009	05/17/2009	100,000	(6)	0.79	74,690
Sunil Bhonsle	05/17/2009	05/17/2009	390,000	(8)	0.79	291,291
	05/17/2009	05/17/2009	310,000	(7)	0.79	231,539
	05/17/2009	05/17/2009	100,000	(6)	0.79	74,690
	05/17/2009	05/17/2009	10,000	(4)	0.79	7,469

(1)	A portion of each award was granted outside the 2002 Plan in light of the annual 500,000 share grant limitation on individual recipients.
(2)	All grants were approved by the Compensation Committee on the dates indicated to be granted on the indicated grant date.
(3)	Valuation assumptions are found under “Titan Pharmaceuticals, Inc. Unaudited Condensed Consolidated Financial Statements —Notes to Financial Statements—Note 2—Stock Plans.”
(4)	These options vest in 12 equal monthly installments beginning on the grant date.
(5)	250,000 options were fully vested on the grant date with the balance of the options vesting in 48 equal monthly installments beginning on the grant date.
(6)	Reflects grants to such individuals in their capacity as directors. See “Director Compensation.”
(7)	These options were granted outside the 2002 Plan and vest in 48 equal monthly installments beginning on the grant date.
(8)	175,000 options were fully vested on the grant date with the balance of the options vesting in 48 equal monthly installments beginning on the grant date with the vesting of 100,000 shares contingent upon the sale or partnering of the Probuphine program.

Employee Benefits Plans

The principal purpose of our stock incentive plans is to attract, motivate, reward and retain selected employees, consultants and directors through the granting of stock-based compensation awards. The stock option plans provides for a variety of awards, including non-qualified stock options, incentive stock options (within the meaning of Section 422 of the Code), stock appreciation rights, restricted stock awards, performance-based awards and other stock-based awards.

2002 Stock Incentive Plan

In July 2002, we adopted the 2002 Stock Incentive Plan, or the 2002 Plan. The 2002 Plan assumed the options which remain available for grant under our option plans previously approved by stockholders. Under the 2002 Plan and predecessor plans, a total of approximately 7.4 million shares of our common stock were authorized for issuance to employees, officers, directors, consultants, and advisers. Options granted under the 2002 Plan and predecessor plans may either be incentive stock options within the meaning of Section 422 of the Internal Revenue Code and/or options that do not qualify as incentive stock options; however, only employees are eligible to receive incentive stock options. Options granted under the option plans generally expire no later than ten years from the date of grant, except when the grantee is a 10% shareholder, in which case the maximum term is five years from the date of grant. Options generally vest at the rate of one fourth after one year from the date of grant and the remainder ratably over the subsequent three years, although options with different vesting terms are granted from time-to-time. Generally, the exercise price of any options granted under the 2002 Plan must be at least 100% of the fair market value of our common stock on the date of grant, except when the grantee is a 10% shareholder, in which case the exercise price shall be at least 110% of the fair market value of our common stock on the date of grant.

In August 2005, we adopted an amendment to the 2002 Plan to (i) permit the issuance of shares of restricted stock and stock appreciation rights to participants under the 2002 Plan, and (ii) increase the number of shares issuable pursuant to grants under the 2002 Plan from 2,000,000 to 3,000,000.

2001 Stock Option Plan

In August 2001, we adopted the 2001 Employee Non-Qualified Stock Option Plan, or the 2001 NQ Plan, pursuant to which 1,750,000 shares of common stock were authorized for issuance for option grants to employees and consultants who are not officers or directors of Titan. Options granted under the option plans generally expire no later than ten years from the date of grant. Option vesting schedule and exercise price are determined at time of grant by the board of directors. Generally, the exercise prices of options granted under the 2001 NQ Plan were 100% of the fair market value of our common stock on the date of grant.

General

Set forth below is information regarding the 2002 Plan and the 2001 NQ Plan, which we refer to herein collectively as the Stock Option Plans.

Administration. The Stock Option Plans are administered by our Compensation Committee. The Compensation Committee may in certain circumstances delegate certain of its duties to one or more of our officers. The Compensation Committee has the power to interpret the Stock Option Plans and to adopt rules for the administration, interpretation and application of the plans according to their terms.

Grant of Awards; Shares Available for Awards. Certain employees, consultants and directors are eligible to be granted awards under the plans. The Compensation Committee will determine who will receive awards under the plans, as well as the form of the awards, the number of shares underlying the awards, and the terms and conditions of the awards consistent with the terms of the plans.

A total of approximately 9.1 million shares of our common stock are available for issuance or delivery under our existing Stock Option Plans. The number of shares of our common stock issued or reserved pursuant to the Stock Option Plans will be adjusted at the discretion of our Board or the Compensation Committee as a result of stock splits, stock dividends and similar changes in our common stock. In addition, shares subject to grant under our prior option plans (including shares under such plans that expire unexercised or are forfeited, terminated, canceled or withheld for income tax withholding) shall be merged and available for issuance under the 2002 Stock Option Plan, without reducing the aggregate number of shares available for issuance reflected above.

Stock Options. The Stock Option Plans permit the Compensation Committee to grant participants incentive stock options, which qualify for special tax treatment in the United States, as well as non-qualified stock options. The Compensation Committee will establish the duration of each option at the time it is granted, with a maximum ten-year duration for incentive stock options, and may also establish vesting and performance requirements that must be met prior to the exercise of options. Stock option grants (other than incentive stock option grants) also may have exercise prices that are less than, equal to or greater than the fair market value of our common stock on the date of grant. Incentive stock options must have an exercise price that is at least equal to the fair market value of our common stock on the date of grant. Stock option grants may include provisions that permit the option holder to exercise all or part of the holder’s vested options, or to satisfy withholding tax liabilities, by tendering shares of our common stock already owned by the option holder for at least six months (or another period consistent with the applicable accounting rules) with a fair market value equal to the exercise price.

Stock Appreciation Rights. The Compensation Committee may also grant stock appreciation rights, which will be exercisable upon the occurrence of certain contingent events. Stock appreciation rights entitle the holder upon exercise to receive an amount in any combination of cash, shares of our common stock (as determined by the Compensation Committee) equal in value to the excess of the fair market value of the shares covered by the stock appreciation right over the exercise price of the right, or other securities or property owned by us.

Other Equity-Based Awards. In addition to stock options and stock appreciation rights, the Compensation Committee may also grant certain employees, consultants and directors shares of restricted stock, with terms and conditions as the Compensation Committee may, pursuant to the terms of the Stock Option Plan, establish. The Stock Option Plan does not allow awards to be made under terms and conditions which would cause such awards to be treated as deferred compensation subject to the rules of Section 409A of the Code.

Change-in-Control Provisions. In connection with the grant of an award, the Compensation Committee may provide that, in the event of a change in control, any outstanding awards that are unexercisable or otherwise unvested will become fully vested and immediately exercisable.

Amendment and Termination. The Compensation Committee may adopt, amend and rescind rules relating to the administration of the Stock Option Plans, and amend, suspend or terminate the Stock Option Plans, but no amendment will be made that adversely affects in a material manner any rights of the holder of any award without the holder’s consent, other than amendments that are necessary to permit the granting of awards in compliance with applicable laws. We have attempted to structure the Stock Option Plans so that remuneration attributable to stock options and other awards will not be subject to a deduction limitation contained in Section 162(m) of the Code.

OUTSTANDING EQUITY AWARDS AT FISCAL YEAR-END

The following tables summarizes the number of securities underlying outstanding plan awards for each named executive officer as of December 31, 2009.

	Option Awards
Name	Number of Securities Underlying Unexercised Options (#) Exercisable	Number of Securities Underlying Unexercised Options (#) Unexercisable		Option Exercise Price ($)	Option Expiration Date
Marc Rubin, M.D.	437,500	—		$2.40	10/01/2017
	2,500	—		1.52	1/2/2018
	5,000	—		1.52	5/30/2018
	89,657	525,313	(2)	0.79	5/17/2019
	100,000	—		0.79	5/17/2019
	2,916	2,084	(1)	0.79	5/17/2019
	5,833	4,167	(1)	0.79	5/17/2019
	169,687	115,313	(2)	0.79	5/17/2019
Sunil Bhonsle	42,000	—		22.98	1/8/2011
	31,500	—		11.63	8/9/2011
	90,000	—		8.77	1/16/2012
	50,000	—		1.50	3/1/2013
	60,000	—		3.69	2/9/2014
	70,000	—		2.62	2/7/2015
	80,137	—		1.40	1/3/2016
	11,250	—		2.35	8/29/2016
	76,666	—		3.13	1/3/2017
	5,000	—		1.52	5/30/2018
	45,208	264,792	(3)	0.79	5/17/2019
	100,000	—		0.79	5/17/2019
	5,833	4,167	(1)	0.79	5/17/2019
	206,354	183,646	(3)	0.79	5/17/2019

(1)	These options vest in 12 equal monthly installments beginning on May 17, 2009.
(2)	These options vest in 48 equal monthly installments beginning on May 17, 2009.
(3)	These options vest in 48 equal monthly installments beginning on May 17, 2009, with the vesting of 100,000 shares contingent upon the sale or partnering of the Probuphine program.

The following table summarizes the option exercises by our named executive officers during 2009.

Name	Number of Shares Acquired on Exercise	Value Realized on Exercise (1)
Marc Rubin	100,000	$58,500
Sunil Bhonsle	54,863	—

(1)	Represents the amounts realized based on the difference between the market price of our common stock on the date of exercise and the exercise price.

Pension Benefits

We do not sponsor any qualified or non-qualified defined benefit plans.

Nonqualified Deferred Compensation

We do not maintain any non-qualified defined contribution or deferred compensation plans. The Compensation Committee, which is comprised solely of “outside directors” as defined for purposes of Section 162(m) of the Code, may elect to provide our officers and other employees with non-qualified defined contribution or deferred compensation benefits if the Compensation Committee determines that doing so is in our best interests. We sponsor a tax qualified defined contribution 401(k) plan in which Dr. Rubin, Dr. Bucalo, Mr. Bhonsle, and Mr. Farrell participated.

Employment Agreements

Marc Rubin

In October 2007, we entered into an employment agreement with Marc Rubin (the “First Rubin Agreement”) in connection with his joining our company as President and Chief Executive Officer. The First Rubin Agreement provided for an annual salary of $415,000 and an annual discretionary bonus of 0-50% based on the achievement of individual and company performance goals to be established by Dr. Rubin in consultation with senior management and approved by our board of directors. Upon joining Titan, Dr. Rubin received options to acquire 1,500,000 shares of our common stock that were to vest monthly over a four-year period, subject to a requirement of at least 12 months of employment for the vesting of any options. The First Rubin Agreement provided for the termination of employment by either party at any time for any reason by giving written notice to the other party. In the event his employment was terminated by us without Cause or by Dr. Rubin for Good Reason, or in the event of his death or Disability (as such terms are defined in such agreement), Dr. Rubin would be entitled to 12 months’ severance. The First Rubin Agreement contained customary non-competition and non-solicitation provisions. Dr. Rubin’s compensation package was determined based on a review of CEO compensation information provided in the Radford Biotechnology Survey. In addition, we engaged Compensation Resources, a consulting firm, to provide information on current CEO compensation packages for similar companies. In connection with its review of Dr. Rubin’s proposed compensation package, our Compensation Committee retained ExeQuity LLP, a consulting firm specializing in executive compensation, which concurred that the proposed compensation was appropriate and within the mid-range for similarly situated executives.

In December 2008, we entered into a separation agreement with Dr. Rubin (the “Rubin Severance Agreement”) pursuant to which we agreed to pay Dr. Rubin a one time severance payment of $384,326, representing the net present value of his base salary for 12 months less an amount he forfeited to enable us to make severance payments to certain other employees. The Rubin Severance Agreement stated that the exercise period of all vested options held by Dr. Rubin would terminate 90 days after he ceases to be a member of our board. Under the Rubin Severance Agreement, Dr. Rubin agreed to provide transition services to us through June 15, 2009 at an hourly rate of $205 to be paid at such time as we receive proceeds from the sale of the company or our assets or royalties from Fanapt™. Services provided by Dr. Rubin during this interim period were conducted within the scope of his responsibilities as a member of our board of directors and, accordingly, no payments are owed to him for transition services.

In May 2009, in connection with our re-engagement of our executive officers following the FDA’s approval of Fanapt™, we entered into a new employment agreement with Dr. Rubin to serve as our Executive Chairman (the “Third Rubin Agreement”). Pursuant to the Third Rubin Agreement, until the earlier of our receipt of iloperidone royalty payments or February 28, 2010 (the “Trigger Date”), he will receive no cash salary. We granted Dr. Rubin options to purchase 1,000,000 shares of our common stock that vest as follows: 25% immediately and the balance monthly over a four-year period. Notwithstanding the foregoing, all unvested options held by Dr. Rubin automatically will become vested and exercisable immediately prior to the occurrence of a change of control. The Third Rubin Agreement contains non-competition provisions applicable during the term of employment.

Sunil Bhonsle

In December 2007, we amended our employment agreement with Sunil Bhonsle in order to maintain parity with the agreements with Drs. Rubin and Bucalo described herein (the “First Bhonsle Agreement”). The First Bhonsle Agreement, which was originally entered into in August 1995, provided for a base salary and eligibility to receive an annual performance bonus up to a specified percentage of base salary. The actual amount of the annual bonus was discretionary and determined based upon the executive’s performance, our performance and certain performance targets approved by our Compensation Committee. The First Bhonsle Agreement provided that Mr. Bhonsle would be entitled to 12 months’ severance in the event that his employment was terminated by us without Cause or by him for Good Reason (as such terms are defined in such agreement or six months in the event of their death or disability and provided for the continued vesting of the employee’s stock options during the severance period in the event of termination without Cause or for Good Reason. The First Bhonsle Agreement contained customary non-competition and non-solicitation provisions.

In December 2008, we entered into a separation agreement with Mr. Bhonsle (the “Bhonsle Severance Agreement”) pursuant to which we agreed to pay Mr. Bhonsle a one time severance payment of $277,487, representing the net present value of his base salary for 12 months less an amount he forfeited to enable us to make severance payments to certain other employees. The Bhonsle Severance Agreement stated that the exercise period of all vested options held by Mr. Bhonsle would terminate on March 15, 2009 and on such date all of his vested options terminated unexercised. Mr. Bhonsle agreed to provide transition services to us through June 15, 2009 at an hourly rate of $150 to be paid at such time as we receive proceeds from the sale of the company or our assets or royalties from Fanapt™ . In April 2009, upon our termination of Mr. Farrell, Mr. Bhonsle stepped in to act as our sole executive officer. Services provided by Mr. Bhonsle from January until April 2009 were conducted within the scope of his responsibilities as a member of our board of directors and, accordingly, no payments are owed to him for such transition services. We paid Mr. Bhonsle approximately $12,400 in April 2009.

In May 2009, in connection with our re-engagement of our executive officers following the FDA’s approval of Fanapt™, we entered into a new employment agreement with Mr. Bhonsle to serve as our President (the “Third Bhonsle Agreement”). The Third Bhonsle Agreement provides that until the Trigger Date, he is entitled to a cash salary of $200,000 per annum, payment of which will be deferred until we receive royalty payments from Fanapt or other financing that by its terms does not restrict such use, but in no event earlier than January 1, 2010 or later than March 15, 2010. Mr. Bhonsle was granted options to purchase 700,000, shares of our common stock that vest as follows: 25% immediately and the balance monthly over a four-year period; provided, however, that the vesting of 100,000 shares is also contingent upon the sale or partnering of the Probuphine program. Notwithstanding the foregoing, all unvested options held by Mr. Bhonsle automatically will become vested and exercisable immediately prior to the occurrence of a change of control. The Third Bhonsle Agreement contains non-competition provisions applicable during the term of employment.

Robert Farrell

In December 2007, we amended our employment agreement with Robert Farrell in order to maintain parity with the agreements with Drs. Rubin and Bucalo described herein (the “First Farrell Agreement”). The First Farrell Agreement, which was originally entered into in 1996, provided for a base salary and eligibility to receive an annual performance bonus up to a specified percentage of base salary. The actual amount of the annual bonus was discretionary and determined based upon the executive’s performance, our performance and certain performance targets approved by our Compensation Committee. The First Farrell Agreement provided that Mr. Farrell would be entitled to 12 months’ severance in the event that his employment was terminated by us without Cause or by him for Good Reason (as such terms are defined in such agreement or six months in the event of their death or disability and provided for the continued vesting of the employee’s stock options during the severance period in the event of termination without Cause or for Good Reason. The First Farrell Agreement contained customary non-competition and non-solicitation provisions.

In December 2008, we entered into a one-year retention agreement with Mr. Farrell pursuant to which he assumed the role of President in addition to his role as Chief Financial Officer (the “Retention Agreement”). Under the Retention Agreement, we paid Mr. Farrell, in lieu of the 12 months’ cash severance provided for in the First Farrell Agreement, a lump sum equal to $261,824, the net present value of his base salary for a period of 12 months, less required deductions required by law. The Retention Agreement provided for a monthly salary of $16,562.50 during the first six months and $8,281.25 thereafter. In April 2009, we terminated Mr. Farrell’s employment. No further payments were made to him and all of his options subsequently expired unexercised.

Louis R. Bucalo

In October 2007, in connection with the restructuring of management, we entered into an agreement with Louis Bucalo pursuant to which he would continue to serve as Executive Chairman for an annual salary of $375,000 during the first two years of the agreement and $187,500 thereafter. Under the agreement, Dr. Bucalo’s employment could be terminated by either party at any time for any reason by giving written notice to the other party. In the event of termination by the Company without Cause or by Dr. Bucalo for Good Reason, or in the event of his death or Disability (as such terms are defined in the agreement), Dr. Bucalo was entitled to 24 months’ severance, the 150,000 options he was granted in January 2008 would vest in full immediately, and all of his other options would continue to vest in accordance with their respective vesting schedules during such 24-month period.

In April 2008, we entered into an agreement with Dr. Bucalo pursuant to which he retired and resigned as Executive Chairman and a member of our board of directors. Under the terms of the agreement, we agreed to pay Dr. Bucalo his base monthly salary at the rates provided for in his employment agreement through May 14, 2010 (the “Compensation Period”) and the 150,000 options granted to Dr. Bucalo in January 2008 vested in full immediately. All other options held by Dr. Bucalo will continue to vest in accordance with their terms and shall remain exercisable during the Compensation Period.

POTENTIAL PAYMENTS UPON TERMINATION OR CHANGE IN CONTROL

As set forth above under “Employment Agreements,” as of December 31, 2008, we had terminated our employment arrangements with Drs. Bucalo and Rubin and Mr. Bhonsle and undertaken to make the lump sum or monthly severance payments agreed upon. At such date, we had also restructured our employment arrangement with Mr. Farrell and paid him a lump sum retention bonus in consideration of his agreement to terminate the severance provisions of his agreement. During 2009, we terminated Mr. Farrell’s employment agreement and rehired Dr. Rubin and Mr. Bhonsle.

Pursuant to the Third Rubin Agreement and the Third Bhonsle Agreement, assuming a change of control had taken place as of December 31, 2009, Dr. Rubin and Mr. Bhonsle would have been entitled to accelerated vesting of their outstanding stock options described in the table below:

	Value of Equity Awards: Termination Without Cause or For Good Reason(1)	Value of Equity Awards: In Connection With a Change in Control(1)

Marc Rubin, M.D.	None	Fully Vested. 646,877 options with value of $983,253
Sunil Bhonsle.	None	Fully Vested. 452,605 options with value of $687,960

(1)	Value is based on the aggregate difference between the respective exercise prices and the closing sale price of our common stock on December 31, 2009, which was $2.31 per share.

DIRECTOR COMPENSATION

Summary of Director Compensation

Non-employee directors are entitled to receive a fee for each meeting attended and all directors are entitled to receive stock options pursuant to our stockholder-approved stock option plans, including an initial grant of 10,000 options upon becoming a director, an annual grant of 10,000 options thereafter, and an annual grant of 5,000 options for each committee on which they serve. Directors are not precluded from serving us in any other capacity and receiving compensation therefore. Non-employee directors have also historically received an annual retainer fee of $15,000 in addition to the fee received for each meeting attended. In May 2009, in recognition of the large number (almost weekly) telephonic and in-person meetings attended by the members of the board to help manage the company between January and May 2009, each member of the board was awarded a stock option grant to purchase 100,000 shares of common stock with immediate vesting. In July, 2009, each non-employee director was awarded 2,500 shares of restricted stock in lieu of fees earned. The Compensation Committee has determined that commencing September 2009, non-employee directors will receive $500 for each telephonic board meeting attended

The following table summarizes compensation that our directors earned during 2009 for services as members of our board.

Name	Fees Earned or Paid in Cash($)	Stock Awards ($)	Options Awards($)(1)	Non-Equity Incentive Plan Compensation ($)	Change in Pension Value and Nonqualified Deferred Compensation Earnings ($)	All Other Compensation ($)	Total ($)
Victor J. Bauer, Ph.D.	$7,000	$2,600	$84,348	$—	$—	$—	$91,348
Eurelio M. Cavalier	7,000	$2,600	88,849	—	—	—	95,849
Hubert E. Huckel, M.D.	7,000	$2,600	88,849	—	—	—	95,849
Joachim Friedrich Kapp, M.D., Ph.D.	7,000	$2,600	84,226	—	—	—	91,226
M. David MacFarlane, Ph.D.	7,000	$2,600	86,537	—	—	—	93,537
Ley S. Smith	6,500	$2,600	88,849	—	—	—	95,349

(1)	Valuation based on the dollar amount of option grants recognized for financial statement reporting purposes pursuant to FAS 123(R) with respect to 2009. The assumptions we used with respect to the valuation of option grants are set forth in “Titan Pharmaceuticals Inc. Unaudited Consolidated Financial Statements for the nine month period ended September 30, 2009—Notes to Financial Statements—Note 2—Stock Plans.”

Equity Compensation Plan Information

The following table sets forth aggregate information regarding our equity compensation plans in effect as of December 31, 2009:

Plan category	Number of securities to be issued upon exercise of outstanding options and awards (a)	Weighted-average exercise price of outstanding options and awards (b)	Number of securities remaining available for future issuance under equity compensation plans (c)
Equity compensation plans approved by security holders	4,130,404	$13.07	1,619,543
Equity compensation plans not approved by security holders(1)(2)(3)(4)	1,959,250	$1.40	798,716

Total	6,089,654	$11.65	2,418,259

(1)	In August 2002, we amended our 2001 Employee Non-Qualified Stock Option Plan. Pursuant to this amendment, a total of 1,750,000 shares of common stock were reserved and authorized for issuance for option grants to employees and consultants who are not officers or directors of Titan.
(2)	In November 1999 and in connection with the redemption of warrants, we granted 813,000 non-qualified stock options outside of our stock option plans to our executive officers, at an exercise price of $12.69, vesting equally over 36 months from the date of grant.
(3)	In October 2007, we granted 1,500,000 non-qualified stock options outside of our stock option plans to our Chief Executive Officer, at an exercise price of $2.40, vesting equally over 48 months from the date of grant. At December 31, 2009, 437,500 of these non-qualified stock options remained outstanding.
(4)	In May 2009, we granted 615,000 and 310,000 non-qualified stock options outside of our stock option plans to our Executive Chairman and President, respectively, at an exercise price of $0.79, vesting equally over 48 months from the date of grant.

Item 7.	Certain Relationships and Related Transactions, and Director Independence

The following members of our board of directors, representing a majority of our board, meet the independence requirements and standards currently established by the NYSE Euronext (formerly the American Stock Exchange, or “Amex”): Victor J. Bauer, Eurelio M. Cavalier, Hubert E. Huckel, Joachim Friedrich Kapp, M. David MacFarlane and Ley S. Smith.

Item 8.	Legal Proceedings

In March 2005, Dr. Bernard Sabel initiated an appraisal proceeding in the Court of Chancery of the State of Delaware relating to the merger of our subsidiary ProNeura, Inc. into Titan. In March 2009, we settled our dispute with Dr. Sabel and in April 2009, under the terms of the settlement, we paid $600,000 to Dr. Sabel.

Item 9.	Market Price of and Dividends on the Registrant’s Common Equity and Related Stockholder Matters

Prior to December 15, 2008, our common stock was listed on the Amex under the symbol “TTP”. Following our voluntary delisting and termination of our Exchange Act reporting obligations, our common stock has been quoted on the OTC Pink Sheets system maintained by Pink OTC Markets Inc. under the symbol TTNP.PK The Pink Sheets market is extremely limited and any prices quoted may not be a reliable indication of the value of our common stock.

The following table sets forth, for the periods indicated, the high and low sales prices per share of our common stock as reported by Amex or the Pink OTC Markets Inc., as applicable. The quotations reflect inter-dealer prices without retail markups, markdowns, or commissions and may not represent actual transactions. For current price information, stockholders are urged to consult publicly available sources.

	High	Low
Fiscal 2009
Fourth Quarter	$2.48	$1.33
Third Quarter	$1.75	$0.98
Second Quarter	$1.75	$0.03
First Quarter	$0.04	$0.02

Fiscal 2008
Fourth Quarter	$0.25	$0.01
Third Quarter	$1.38	$0.20
Second Quarter	$1.65	$1.15
First Quarter	$1.69	$0.90

Fiscal 2007
Fourth Quarter	$2.60	$1.47
Third Quarter	$2.50	$1.83
Second Quarter	$2.74	$1.93
First Quarter	$3.36	$2.10

Holders

As of December 31, 2009, there were 141 record holders of our common stock. Based on a Broadridge survey conducted in April 2008, we believe there are in excess of 8,000 beneficial holders of our common stock.

Dividends

We have never paid a cash dividend on our common stock and anticipate that for the foreseeable future any earnings will be retained for use in our business and, accordingly, do not anticipate the payment of cash dividends.

Item 10.	Recent Sales of Unregistered Securities

The information below lists all of the securities sold by us during the past three years which were not registered under the Securities Act of 1933, as amended (the “Securities Act”). Except as set forth below, no underwriting discounts or commissions were incurred in connection with any of the following transactions. Each of the transactions was conducted as a private placement, without the use of any general solicitation, and was exempt from registration under Section 4(2) of the Securities Act.

In December 2007, we completed the sale of units consisting of 13,300,000 shares of our common stock and five-year warrants to purchase 6,650,000 shares of our common stock to several institutions and one individual accredited investor for gross proceeds of approximately $21.3 million. Net proceeds were approximately $19.9 million. The warrants have an exercise price of $2.00 per share.

In December 2009, we completed the sale of 300,000 shares of our common stock to one individual accredited investor for gross proceeds of approximately $510,000. Net proceeds were approximately $478,000.

Item 11.	Description of Registrant’s Securities to be Registered

The Company is authorized by its Certificate of Incorporation to issue an aggregate of 130,000,000 shares of capital stock, of which 125,000,000 are shares of common stock, par value $.001 per share (the “Common Stock”) and 5,000,000 are shares of preferred stock, par value $.001 per share (the “Preferred Stock”). As of the date hereof, there were 59,247,742 shares of Common Stock and no shares of Preferred Stock issued and outstanding.

All outstanding shares of Common Stock are of the same class and have equal rights and attributes. The holders of Common Stock are entitled to one vote per share on all matters submitted to a vote of stockholders of the Company. All stockholders are entitled to share equally in dividends, if any, as may be declared from time to time by the board of directors out of funds legally available. In the event of liquidation, the holders of Common Stock are entitled to share ratably in all assets remaining after payment of all liabilities. The stockholders do not have cumulative or preemptive rights.

Our board of directors is empowered, without stockholder approval, to issue preferred stock with dividend, liquidation, conversion, voting or other rights which could adversely affect the voting power or other rights of the holders of common stock, although the underwriting agreement prohibits us, prior to a business combination, from issuing preferred stock which participates in any manner in the proceeds of the trust account, or which votes as a class with the common stock on a business combination. We may issue some or all of the preferred stock to effect a business combination. In addition, the preferred stock could be utilized as a method of discouraging, delaying or preventing a change in control of us. Although we do not currently intend to issue any shares of preferred stock, we cannot assure you that we will not do so in the future.

Item 12.	Indemnification of Directors and Officers.

Section 145 of the Delaware General Corporation Law (the “DGCL”) provides that a corporation may indemnify directors and officers as well as other employees and individuals against expenses including attorneys’ fees, judgments, fines and amounts paid in settlement in connection with various actions, suits or proceedings, whether civil, criminal, administrative or investigative other than an action by or in the right of the corporation, a derivative action, if they acted in good faith and in a manner they reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, if they had no reasonable cause to believe their conduct was unlawful. A similar standard is applicable in the case of derivative actions, except that indemnification only extends to expenses including attorneys’ fees incurred in connection with the defense or settlement of such actions, and the statute requires court approval before there can be any indemnification where the person seeking indemnification has been found liable to the corporation. The statute provides that it is not exclusive of other indemnification that may be granted by a corporation’s certificate of incorporation, bylaws, agreement, a vote of stockholders or disinterested directors or otherwise.

Our certificate of incorporation provides that we will indemnify and hold harmless, to the fullest extent permitted by Section 145 of the DGCL, as amended from time to time, each person that such section grants us the power to indemnify.

The DGCL permits a corporation to provide in its certificate of incorporation that a director of the corporation shall not be personally liable to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director, except for liability for:

•	any breach of the director’s duty of loyalty to the corporation or its stockholders;

•	acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law;

•	payments of unlawful dividends or unlawful stock repurchases or redemptions; or

•	any transaction from which the director derived an improper personal benefit.

In accordance with Section 102(a)(7) of the DGCL, our certificate of incorporation eliminates the personal liability of directors to the registrant or its stockholders for monetary damages for breach of fiduciary duty as a director with certain limited exceptions set forth in Section 102(a)(7).

We also enter into indemnification agreements with each of our officers and directors, the form of which has been filed as Exhibit 10.6 and reference is hereby made to such form.

In addition, we currently maintain an officers’ and directors’ liability insurance policy which insures, subject to the exclusions and limitations of the policy, our officers and directors against certain liabilities which might be incurred by them solely in such capacities.

Item 13.	Financial Statements and Supplementary Data.

See the financial statements and related notes beginning on page F-1 of this registration statement.

Item 14.	Changes in and Disagreements with Accountants on Accounting and Financial Disclosure

There are not and have not been any disagreements between the Company and its accountants on any matter of accounting principles, practices or financial statement disclosure.

Item 15.	Financial Statements and Exhibits

a) Index to Consolidated Financial Statements.

See the index to consolidated financial statements set forth on page F-1.

(b) Index to Exhibits.

See the exhibit index immediately following the signature page to this Form 10.

TITAN PHARMACEUTICALS, INC.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Stockholders of

Titan Pharmaceuticals, Inc.

We have audited the accompanying consolidated balance sheets of Titan Pharmaceuticals, Inc. and subsidiaries as of December 31, 2008 and 2007, and the related consolidated statements of operations, stockholders’ equity and cash flows for each of the three years in the period ended December 31, 2008. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an audit opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

As discussed in Note 14 to the consolidated financial statements, on January 1, 2007, the Company adopted Financial Accounting Standards Board Interpretation No. 48, Accounting for Uncertainty in Income Taxes, an Interpretation of FAS 109.

In our opinion, the consolidated financial statements audited by us present fairly, in all material respects, the consolidated financial position of Titan Pharmaceuticals, Inc. and subsidiaries at December 31, 2008 and 2007, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 2008, in conformity with U.S. generally accepted accounting principles.

/s/ ODENBERG, ULLAKKO, MURANISHI & CO. LLP

San Francisco, California

January 13, 2010

TITAN PHARMACEUTICALS, INC.

CONSOLIDATED BALANCE SHEETS

	December 31,
	2008	2007
	(in thousands of dollars)

Assets
Current assets:
Cash and cash equivalents	$4,672	$25,614
Marketable securities	—	4,402
Prepaid expenses, receivables and other current assets	721	440

Total current assets	5,393	30,456
Property and equipment, net	275	388

Total Assets	$5,668	$30,844

Liabilities and Stockholders’ equity
Current liabilities:
Accounts payable	$493	$557
Accrued clinical trials expenses	910	2,388
Other accrued liabilities	1,231	1,311

Total current liabilities	2,634	4,256

Commitments and contingencies

Stockholders’ Equity:
Preferred stock, $0.001 par value per share; 5,000,000 shares authorized, none issued and outstanding:	—	—
Common stock, at amounts paid in, $0.001 par value per share; 125,000,000 shares authorized, 58,287,880 and 58,281,460 shares issued and outstanding at December 31, 2008 and 2007, respectively	255,403	255,429
Additional paid-in capital	13,415	11,508
Accumulated deficit	(267,025)	(241,591)
Accumulated other comprehensive income	—	1

Total Titan Pharmaceuticals, Inc.’s stockholders’ equity	1,793	25,347

Non-controlling interest in Series B preferred stock of Ingenex, Inc.	1,241	1,241

Total stockholders’ equity	3,034	26,587

Total Liabilities and Stockholders’ Equity	$5,668	$30,844

See accompanying notes to consolidated financial statements.

TITAN PHARMACEUTICALS, INC.

CONSOLIDATED STATEMENTS OF OPERATIONS

	Years ended December 31,
	2008	2007	2006
	(in thousands, except per share amount)
Revenue:
License revenue	$73	$24	$32

Operating expenses:
Research and development	16,235	12,244	11,620
General and administrative	9,756	6,213	4,859

Total operating expenses	25,991	18,457	16,479

Loss from operations	(25,918)	(18,433)	(16,447)
Other income (expense):
Interest income	470	646	717
Other income (expense)	14	140	(7)

Other income, net	484	786	710

Net loss	$(25,434)	$(17,647)	$(15,737)

Basic and diluted net loss per share	$(0.44)	$(0.41)	$(0.42)

Weighted average shares used in computing basic and diluted net loss per share	58,285	42,998	37,902

See accompanying notes to consolidated financial statements.

TITAN PHARMACEUTICALS, INC

CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ EQUITY

(in thousands)

	Common Stock		Additional Paid-In Capital	Deferred Compensation	Accumulated Deficit	Accumulated Other Comprehensive Income (Loss)	Total Stockholders’ Equity
	Shares	Amount
Balances at December 31, 2005	35,584	$214,331	$9,264	$(19)	$(208,207)	$(9)	$15,360

Comprehensive loss:
Net loss					(15,737)		(15,737)
Unrealized gain on marketable securities						19	19

Comprehensive loss							(15,718)
Issuance of common stock, net of issuance costs of $730	3,077	9,270					9,270
Issuance of common stock upon exercise of options	314	620					620
Compensation related to stock options			854				854
Amortization of deferred compensation				19			19
Balances at December 31, 2006	38,975	224,221	10,118	—	(223,944)	10	10,405

Comprehensive loss:
Net loss					(17,647)		(17,647)
Unrealized loss on marketable securities						(9)	(9)

Comprehensive loss							(17,656)
Issuance of common stock, net of issuance costs of $2,205	19,232	31,075					31,075
Issuance of common stock upon exercise of options	74	133					133
Compensation related to stock options			1,390				1,390
Balances at December 31, 2007	58,281	255,429	11,508	—	(241,591)	1	$25,347

Comprehensive loss:
Net loss					(25,434)		(25,434)
Unrealized loss on marketable securities						(1)	(1)

Comprehensive loss							(25,435)
Issuance of common stock, net of issuance costs	7	(26)					(26)
Compensation related to stock options			1,907				1,907
Balances at December 31, 2008	58,288	$255,403	$13,415	$—	$(267,025)	$—	$1,793

See accompanying notes to consolidated financial statements.

TITAN PHARMACEUTICALS, INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Years ended December 31,
	2008	2007	2006
	(in thousands of dollars)
Cash flows from operating activities:
Net loss	$(25,434)	$(17,647)	$(15,737)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation and amortization	213	288	389
Gain on investment activities	(120)	(352)	—
(Gain) loss on disposition of property and equipment	—	(7)	5
Non-cash compensation related to stock options	1,907	1,390	873
Changes in operating assets and liabilities:
Prepaid expenses, receivables and other current assets	(281)	278	712
Accounts payable	(64)	(4)	42
Accrued clinical trials and other liabilities	(1,558)	866	216

Net cash used in operating activities	(25,337)	(15,188)	(13,500)

Cash flows from investing activities:
Purchases of property and equipment, net	(100)	(212)	(63)
Proceeds from the sale of investments	120	502	—
Purchases of marketable securities	—	(56,302)	(15,596)
Proceeds from maturities of marketable securities	—	27,945	19,740
Proceeds from the sale of marketable securities	4,401	28,048	—

Net cash provided by (used in) investing activities	4,421	(19)	4,081

Cash flows from financing activities:
Issuance of common stock, net	(26)	31,208	9,890

Net cash provided by (used in) financing activities	(26)	31,208	9,890

Net increase (decrease) in cash and cash equivalents	(20,942)	16,001	471
Cash and cash equivalents at beginning of period	25,614	9,613	9,142

Cash and cash equivalents at end of period	4,672	25,614	9,613
Marketable securities at end of period	—	4,402	4,102

Cash, cash equivalents and marketable securities at end of period	$4,672	$30,016	$13,715

See accompanying notes to consolidated financial statements.

TITAN PHARMACEUTICALS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. Organization and Summary of Significant Accounting Policies

The Company and its Subsidiaries

We are a biopharmaceutical company developing proprietary therapeutics primarily for the treatment of central nervous system (“CNS”) disorders. Our product development programs focus primarily on large pharmaceutical markets with significant unmet medical needs and commercial potential. We are directly developing our product candidates and also utilizing corporate partnerships. These collaborations have helped to fund product development and have enabled us to retain significant economic interest in our products. At December 31, 2008, we owned 81% of Ingenex, Inc. assuming the conversion of all preferred stock to common stock. We operate in only one business segment, the development of pharmaceutical products.

In December 2008, we implemented an approximately 90% reduction in our workforce which included our Chief Executive Officer and Chief Operating Officer, to lower operating expenses and preserve capital. The remaining staff was focused on reducing all current clinical and manufacturing development activities to the minimal level necessary to continue our efforts to realize the potential value of our assets, particularly the Probuphine Phase 3 clinical development program. We incurred approximately $1,618,000 in severance-related expenses in connection with the workforce reduction. In addition, options to purchase 1,933,653 shares of our common stock and 865,000 shares of restricted stock held by our employees were cancelled.

We expect to continue to incur substantial additional operating losses from costs related to continuation of product and technology development, clinical trials, and administrative activities. We believe that our working capital at December 31, 2008 is sufficient to sustain our planned operations through 2009.

We will need to seek additional financing sources to fund our product development activities, and will be required to obtain substantial funding to commercialize any products other than iloperidone that we may successfully develop. If we are unable to complete a debt or equity offering, or otherwise obtain sufficient financing when and if needed, we may be required to reduce, defer or discontinue one or more of our product development programs.

Basis of Presentation and Consolidation

The accompanying consolidated financial statements include the accounts of Titan Pharmaceuticals, Inc. and our wholly and majority owned subsidiaries. All significant intercompany balances and transactions are eliminated.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes. Actual results could differ from those estimates.

Stock Option Plans

Effective January 1, 2006, we adopted Statement of Financial Accounting Standard 123R, Share Based Payment (“SFAS 123R”) using the modified-prospective-transition method. Under this transition method, stock compensation cost recognized beginning January 1, 2006 includes: (a) compensation cost for all share-based payments granted prior to, but not yet vested as of January 1, 2006, based on the grant-date fair value estimated in accordance with the original provisions of SFAS 123, and (b) compensation cost for all share-based payments granted on or subsequent to January 1, 2006, based on the grant-date fair value estimated in accordance with the provisions of SFAS 123R. Results for prior periods have not been restated.

TITAN PHARMACEUTICALS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

In November 2005, the FASB issued a Financial Statement Position (“FSP”) on SFAS No. 123(R)-3, Transition Election Related to Accounting for Tax Effects of Share-Based Payment Awards (“FSP No. 123(R)-3”). Effective upon issuance, FSP No. 123(R)-3 provides for an alternative transition method for calculating the tax effects of stock- based compensation expense pursuant to SFAS 123R. The alternative transition method provides simplified approaches to establish the beginning balance of a tax benefit pool comprised of the additional paid-in capital (“APIC”) related to the tax effects of employee stock-based compensation expense, and to determine the subsequent impact on the APIC tax benefit pool and the statement of cash flows of stock-based awards that were outstanding upon the adoption of SFAS 123R. The Company has made the election to calculate the tax effects of stock-based compensation expense using the alternative transition method pursuant to FSP No. 123(R)-3 and computed the beginning balance of the APIC tax benefit pool by applying the simplified method. Based on the Company’s historical losses, the Company did not have cumulative excess tax benefits from stock-based compensation available in APIC that could be used to offset an equal amount of future tax shortfalls (i.e., when the amount of the tax deductible stock-based compensation is less than the related stock-based compensation cost).

Cash, Cash Equivalents and Marketable Securities

Our investment policy emphasizes liquidity and preservation of principal over other portfolio considerations. We select investments that maximize interest income to the extent possible given these two constraints. We satisfy liquidity requirements by investing excess cash in securities with different maturities to match projected cash needs and limit concentration of credit risk by diversifying our investments among a variety of high credit-quality issuers and limit the amount of credit exposure to any one issuer. The estimated fair values have been determined using available market information. We do not use derivative financial instruments in our investment portfolio.

All investments with original maturities of three months or less are considered to be cash equivalents. Our marketable securities, consisting primarily of high-grade debt securities including money market funds, U.S. government and corporate notes and bonds, and commercial paper, are classified as available-for-sale at time of purchase and carried at fair value. If the fair value of a security is below its amortized cost for six consecutive months or if its decline is due to a significant adverse event, the impairment is considered to be other-than-temporary. Other-than-temporary declines in fair value of our marketable securities are charged against interest income. We recognized no charges in 2008 and 2007 and $27,000 in 2006 as a result of charges related to other-than-temporary declines in the fair values of certain of our marketable securities. Amortization of premiums and discounts, and realized gains and losses are included in interest income. Unrealized gains and losses are included as accumulated other comprehensive income (loss), a separate component of stockholders’ equity. The cost of securities sold is based on use of the specific identification method.

Property and Equipment

Property and equipment are recorded at cost and depreciated using the straight-line method over the estimated useful lives of the assets ranging from three to five years. Leasehold improvements are amortized over the shorter of the lease term or the estimated useful life of the assets.

Investment in Other Companies

We have invested in equity instruments of privately-held companies for business and strategic purposes. These investments are classified as long-term assets and are accounted for under the cost method as we do not have the ability to exercise significant influence over their operations. We monitor our investments for impairment and record reductions in carrying value when events or changes in circumstances indicate that the carrying value may not be recoverable. Determination of impairment is based on a number of factors, including an assessment of the strength of an investee’s management, the length of time and extent to which the fair value has been less than our cost basis, the financial condition and near-term prospects of the investee, fundamental changes to the business prospects of the investee, share prices of subsequent offerings, and our intent and ability to hold the investment for a period of time sufficient to allow for any anticipated recovery in our carrying value.

TITAN PHARMACEUTICALS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

In December 2001, we made a $300,000 equity investment in Molecular Medicine BioServices, Inc. for 714,286 shares of Series A Preferred stock. In May 2007, we entered into an agreement to sell our investment in Molecular Medicine BioServices, Inc. and received total proceeds of $577,000 related to the sale. We recognized as a gain on the sale of our investment the difference between the total proceeds and the carrying value in the accompanying consolidated statements of operations.

Revenue Recognition

We generate revenue principally from collaborative research and development arrangements, technology licenses, and government grants. Revenue arrangements with multiple components are divided into separate units of accounting if certain criteria are met, including whether the delivered component has stand-alone value to the customer, and whether there is objective and reliable evidence of the fair value of the undelivered items. Consideration received is allocated among the separate units of accounting based on their respective fair values, and the applicable revenue recognition criteria are then applied to each of the units.

Revenue is recognized when the four basic criteria of revenue recognition are met: (1) a contractual agreement exists; (2) transfer of technology has been completed or services have been rendered; (3) the fee is fixed or determinable; and (4) collectibility is reasonably assured. For each source of revenue, we comply with the above revenue recognition criteria in the following manner:

•

Collaborative arrangements typically consist of non-refundable and/or exclusive technology access fees, cost reimbursements for specific research and development spending, and various milestone and future product royalty payments. If the delivered technology does not have stand-alone value or if we do not have objective or reliable evidence of the fair value of the undelivered component, the amount of revenue allocable to the delivered technology is deferred. Non-refundable upfront fees with stand-alone value that are not dependent on future performance under these agreements are recognized as revenue when received, and are deferred if we have continuing performance obligations and have no evidence of fair value of those obligations. Cost reimbursements for research and development spending are recognized when the related costs are incurred and when collections are reasonably expected. Payments received related to substantive, performance-based “at-risk” milestones are recognized as revenue upon achievement of the clinical success or regulatory event specified in the underlying contracts, which represent the culmination of the earnings process. Amounts received in advance are recorded as deferred revenue until the technology is transferred, costs are incurred, or a milestone is reached.

•

Technology license agreements typically consist of non-refundable upfront license fees, annual minimum access fees or royalty payments. Non-refundable upfront license fees and annual minimum payments received with separable stand-alone values are recognized when the technology is transferred or accessed, provided that the technology transferred or accessed is not dependent on the outcome of our continuing research and development efforts.

•

Government grants, which support our research efforts in specific projects, generally provide for reimbursement of approved costs as defined in the notices of grants. Grant revenue is recognized when associated project costs are incurred.

Research and Development Costs and Related Accrual

Research and development expenses include internal and external costs. Internal costs include salaries and employment related expenses, facility costs, administrative expenses and allocations of corporate costs. External expenses consist of costs associated with outsourced clinical research organization activities, sponsored research studies, product registration, patent application and prosecution, and investigator sponsored trials. In accordance with SFAS No. 2, Accounting for Research and Development Costs, all such costs are charged to expense as incurred. We also record accruals for estimated ongoing clinical trial costs. Clinical trial costs represent costs incurred by clinical research organizations, (“CROs”), and clinical sites. These costs are recorded as a component of R&D expenses. Under our agreements, progress payments are typically made to investigators, clinical sites and CROs. We analyze the progress of the clinical trials, including levels of patient enrollment, invoices received and contracted costs when evaluating the adequacy of accrued liabilities. Significant judgments and estimates must be made and used in determining the accrued balance in any accounting period. Actual results could differ from those estimates under different assumptions. Revisions are charged to expense in the period in which the facts that give rise to the revision become known.

TITAN PHARMACEUTICALS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Net Loss Per Share

We calculate basic net loss per share using the weighted average common shares outstanding for the period. Diluted net income per share would include the impact of other dilutive equity instruments, primarily our options and warrants. For the years ended December 31, 2008, 2007, and 2006, options and warrants totaled 13.3 million, 9.3 million, and 6.6 million shares, respectively. We reported net losses for all years presented and, therefore, options and warrants were excluded from the calculation of diluted net loss per share as they were anti-dilutive.

Comprehensive Income (Loss)

Comprehensive income (loss) is comprised of net loss and other comprehensive income. The only component of other comprehensive income is unrealized gains and losses on our marketable securities. Comprehensive loss for the years ended December 31, 2008, 2007, and 2006 was $25.4 million, $17.7 million, and $15.7 million, respectively. Comprehensive income (loss) has been disclosed in the accompanying consolidated statements of stockholders’ equity for all periods presented.

Recent Accounting Pronouncements

Effective January 1, 2008, we adopted EITF 07-3, Accounting for Advance Payments for Goods and Services to be Received for Use in Future Research and Development Activities (“EITF 07-3”). EITF 07-3 requires that non-refundable advance payments for goods or services that will be used or rendered for future research and development activities be deferred and capitalized and recognized as an expense as the goods are delivered or the related services are performed, subject to an assessment of recoverability. The adoption did not have a material impact on our consolidated results of operations or financial condition.

In December 2007, the FASB issued SFAS 141 (revised 2007), Business Combinations (“SFAS 141R”). SFAS 141R establishes principles and requirements for how an acquirer recognizes and measures in its financial statements the identifiable assets acquired, the liabilities assumed, any non-controlling interest of the acquiree and the goodwill acquired. SFAS 141R also establishes disclosure requirements to enable the evaluation of the nature and financial effects of the business combination. This statement is effective for us beginning January 1, 2009. We will assess the potential impact of the adoption of SFAS 141R if and when a future acquisition occurs.

In September 2006, the Financial Accounting Standards Board (“FASB”) issued SFAS No. 157, Fair Value Measurements (“SFAS 157”), which defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles, and expands disclosures about fair value measurements. SFAS 157 does not require any new fair value measurements, but provides guidance on how to measure fair value by providing a fair value hierarchy used to classify the source of the information. SFAS 157 is effective for fiscal years beginning after November 15, 2007. However, on December 14, 2007, the FASB issued proposed FSP FAS 157-b which would delay the effective date of SFAS 157 for all nonfinancial assets and nonfinancial liabilities, except those that are recognized or disclosed at fair value in the financial statements on a recurring basis (at least annually). This proposed FSP partially defers the effective date of Statement 157 to fiscal years beginning after November 15, 2008, and interim periods within those fiscal years for items within the scope of this FSP. Effective January 1, 2008, we adopted SFAS 157 except as it applies to those nonfinancial assets and nonfinancial liabilities as noted in proposed FSP FAS 157-b. The adoption of SFAS 157 did not have a material impact on our consolidated financial position, results of operations or cash flows.

In November 2007, the EITF issued EITF Issue No. 07-1 (“EITF 07-1”), Accounting for Collaborative Arrangements Related to the Development and Commercialization of Intellectual Property. Companies may enter into arrangements with other companies to jointly develop, manufacture, distribute, and market a product. Often the activities associated with these arrangements are conducted by the collaborators without the creation of a separate legal entity (that is, the arrangement is operated as a “virtual joint venture”). The arrangements generally provide that the collaborators will share, based on contractually defined calculations, the profits or losses from the associated activities. Periodically, the collaborators share financial information related to product revenues generated (if any) and costs incurred that may trigger a sharing payment for the combined profits or losses. The consensus requires collaborators in such an arrangement to present the result of activities for which they act as the principal on a gross basis and report any payments received from (made to) other collaborators based on other applicable GAAP or, in the absence of other applicable GAAP, based on analogy to authoritative accounting literature or a reasonable, rational, and consistently applied accounting policy election. EITF 07-1 is effective for collaborative arrangements in place at the beginning of the annual period beginning after December 15, 2008. Management does not expect that the adoption EITF 07-1 will have a material impact on the Company’s financial position and results of operations.

TITAN PHARMACEUTICALS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

In December 2007, the FASB approved the issuance of SFAS No. 160, Noncontrolling Interests in Consolidated Financial Statements — an amendment of ARB No. 51 (“SFAS 160”). SFAS 160 will change the accounting and reporting for minority interests, which will now be termed noncontrolling interests. SFAS 160 requires a noncontrolling interest to be presented as a separate component of equity and requires the amount of net income attributable to the parent and to the noncontrolling interest to be separately identified on the consolidated statement of operations. SFAS 160 is effective for fiscal years beginning on or after December 15, 2008. At this time, we do not expect adoption of SFAS 160 to have any impact on our financial position, results of operations or cash flows.

Effective January 1, 2008 we adopted SFAS No. 159, The Fair Value Option for Financial Assets and Financial Liabilities - including an amendment of FASB Statement No. 115 (“SFAS 159”). SFAS 159 allows an entity the irrevocable option to elect fair value for the initial and subsequent measurement for specified financial assets and liabilities on a contract-by-contract basis. We did not elect to apply the fair value option under SFAS 159.

In February 2008, the FASB issued FASB Staff Position No. FSP FAS 157-2, Effective Date of FASB Statement No. 157 (“FSP FAS 157-2”), which defers the effective date of SFAS No. 157, Fair Value Measurements , for all non-financial assets and non-financial liabilities, except those that are recognized or disclosed at fair value in the financial statements on a recurring basis (at least annually), for fiscal years beginning after November 15, 2008 and interim periods within those fiscal years for items within the scope of FSP FAS 157-2. The adoption of FSP FAS 157-2 did not have a material impact on the Company’s financial position or results of operations.

In March 2008, the FASB issued FAS No. 161, Disclosures about Derivative Instruments and Hedging Activities — an amendment of FASB Statement No. 133 ( “SFAS 161”). SFAS 161 requires enhanced disclosure related to derivatives and hedging activities and thereby seeks to improve the transparency of financial reporting. Under SFAS 161, entities are required to provide enhanced disclosures relating to: (a) how and why an entity uses derivative instruments; (b) how derivatives instruments and related hedge items are accounted for under SFAS 133, Accounting for Derivative Instruments and Hedging Activities (“SFAS 133”) and its related interpretations; and (c) how derivative instruments and related hedged items affect an entity’s financial position, financial performance and cash flows. SFAS 161 must be applied prospectively to all derivative instruments and non-derivative instruments that are designated and qualify as hedging instruments and related hedged items accounted for under SFAS 133 for all financial statements issued for fiscal years and interim periods beginning after November 15, 2008. We do not expect adoption of SFAS 161 to have any impact on our financial position, results of operations or cash flows.

In April 2008, the FASB issued FASB Staff Position No. FAS 142-3, Determination of the Useful Life of Intangible Assets (“FSP 142-3”). FSP 142-3 amends the factors that should be considered in developing renewal or extension assumptions used to determine the useful life of a recognized intangible asset under FASB Statement No. 142, Goodwill and Other Intangible Assets and requires enhanced disclosures relating to: (a) the entity’s accounting policy on the treatment costs incurred to renew or extend the term of a recognized intangible asset; (b) in the period of acquisition or renewal, the weighted-average period prior to the next renewal or extension costs, the total amount of costs incurred in the period to renew or extend the term of a recognized intangible asset for each period for which a statement of financial position is presented by major intangible asset class. FSP 142-3 must be applied prospectively to all intangible assets acquired as of and subsequent to fiscal years beginning after December 15, 2008, and interim periods within those fiscal years. Early adoption is prohibited. We do not expect adoption of FASP 142-3 to have any impact on our financial position, results of operations or cash flows.

TITAN PHARMACEUTICALS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

In November 2007, the EITF issued EITF Issue No. 07-1, Accounting for Collaborative Arrangements Related to the Development and Commercialization of Intellectual Property (“EITF 07-1”). Companies may enter into arrangements with other companies to jointly develop, manufacture, distribute, and market a product. Often the activities associated with these arrangements are conducted by the collaborators without the creation of a separate legal entity (that is, the arrangement is operated as a “virtual joint venture”). The arrangements generally provide that the collaborators will share, based on contractually defined calculations, the profits or losses from the associated activities. Periodically, the collaborators share financial information related to product revenues generated (if any) and costs incurred that may trigger a sharing payment for the combined profits or losses. The consensus requires collaborators in such an arrangement to present the result of activities for which they act as the principal on a gross basis and report any payments received from (made to) other collaborators based on other applicable GAAP or, in the absence of other applicable GAAP, based on analogy to authoritative accounting literature or a reasonable, rational, and consistently applied accounting policy election. EITF 07-1 is effective for collaborative arrangements in place at the beginning of the annual period beginning after December 15, 2008. The adoption of EITF 07-1 did not have a material impact on the Company’s financial position and results of operations.

2. Cash, Cash Equivalents and Marketable Securities

The following is a summary of our cash, cash equivalents and marketable securities at December 31, 2008 and 2007 (in thousands):

	2008				2007
Classified as:	Amortized Cost	Gross Unrealized Gain	Gross Unrealized (Loss)	Fair Value	Amortized Cost	Gross Unrealized Gain	Gross Unrealized (Loss)	Fair Value
Cash	$1,099	$—	$—	$1,099	$2,013	$—	$—	$2,013
Cash equivalents:
Money market funds	3,573	—	—	3,573	23,601	—	—	23,601

Total cash and cash equivalents	4,672	—	—	4,672	25,614	—	—	25,614
Marketable securities:
Securities of the U.S. government and its agencies	—	—	—	—	4,401	1	—	4,402

Total cash, cash equivalents and marketable securities	$4,672	$—	$—	$4,672	$30,015	$1	$—	$30,016

Securities available-for-sale:
Maturing within 1 year	$—			$—	$4,401			$4,402

Maturing between 1 to 2 years	$—			$—	$—			$—

There were no material gross realized gains or losses on sales of marketable securities for the years ended December 31, 2008, 2007 and 2006.

3. Property and Equipment

Property and equipment consisted of the following at December 31, 2008 and 2007 (in thousands):

	2008	2007
Furniture and office equipment	$397	$402
Leasehold improvements	489	489
Laboratory equipment	687	686
Computer equipment	1,010	940

	2,583	2,517
Less accumulated depreciation and amortization	(2,308)	(2,129)

Property and equipment, net	$275	$388

Depreciation and amortization expense was $213,000, $288,000, and $389,000 for the years ended December 31, 2008, 2007, and 2006, respectively.

TITAN PHARMACEUTICALS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

4. Research and License Agreements

We have entered into various agreements with research institutions, universities, clinical research organizations and other entities for the performance of research and development activities and for the acquisition of licenses related to those activities. Expenses under these agreements totaled approximately $239,000, $378,000, and $690,000 in the years ended December 31, 2008, 2007, and 2006, respectively.

At December 31, 2008, the annual aggregate commitments we have under these agreements, including minimum license payments, are as follows (in thousands):

2009	$74
2010	61
2011	5
2012	5
2013	5

$150

After 2013, we must make annual payments aggregating approximately $5,000 per year to maintain certain licenses. Certain licenses provide for the payment of royalties by us on future product sales, if any. In addition, in order to maintain these licenses and other rights during product development, we must comply with various conditions including the payment of patent related costs and obtaining additional equity investments.

5. Agreement with Sanofi-Aventis SA

In 1997, we entered into an exclusive license agreement with Sanofi-Aventis SA (formerly Hoechst Marion Roussel, Inc.). The agreement gave us a worldwide license to the patent rights and know-how related to the antipsychotic agent iloperidone, including the ability to develop, use, sublicense, manufacture and sell products and processes claimed in the patent rights. We are required to make additional benchmark payments as specific milestones are met. Upon commercialization of the product, the license agreement provides that we will pay royalties based on net sales.

6. Iloperidone Sublicense to Novartis Pharma AG

We entered into an agreement with Novartis Pharma AG (“Novartis”) in 1997 pursuant to which we granted Novartis a sublicense for the worldwide (with the exception of Japan) development, manufacturing and marketing of iloperidone. In April 2001, we entered into an amendment to the agreement for the development and commercialization of iloperidone in Japan. Under the amendment, in exchange for rights to iloperidone in Japan, we received a $2.5 million license fee in May 2001. Novartis will make our milestone payments to Sanofi-Aventis during the life of the Novartis agreement, and will also pay to Sanofi-Aventis and us a royalty on future net sales of the product, providing us with a net royalty of 8% on the first $200 million of sales annually and 10% on all sales above $200 million on an annual basis. Novartis has assumed the responsibility for all clinical development, registration, manufacturing and marketing of iloperidone, and we have no remaining obligations under the terms of this agreement, except for maintaining certain usual and customary requirements, such as confidentiality covenants.

In June 2004, we announced that Vanda Pharmaceuticals, Inc. (“Vanda”) had acquired from Novartis the worldwide rights to develop and commercialize iloperidone, our proprietary antipsychotic agent in Phase III clinical development for the treatment of schizophrenia and related psychotic disorders. Under its agreement with Novartis, Vanda is pursuing advancement of the iloperidone development program. All of our rights and economic interests in iloperidone, including royalties on sales of iloperidone, remain essentially unchanged under the agreement.

7. Licensing and Collaborative Agreement with Bayer Schering Pharma AG

In January 2000, we entered into a licensing and collaborative agreement with Bayer Schering Pharma AG (“Bayer Schering”), under which we collaborated with Bayer Schering on manufacturing and clinical development

TITAN PHARMACEUTICALS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

of our cell therapy product, Spheramine®, for the treatment of Parkinson’s disease. Under the agreement, we performed clinical development activities for which we received funding. As of December 31, 2008, we have recognized $2.8 million under this agreement. In February 2002, we announced that we received a $2.0 million milestone payment from Bayer Schering. The milestone payment followed Bayer Schering’s decision in the first quarter 2002 to initiate larger, randomized clinical testing of Spheramine for the treatment of patients with advanced Parkinson’s disease following the successful completion of our Phase I/II clinical study of Spheramine. As a result, we recognized $2.0 million in contract revenue in the first quarter of 2002. Bayer Schering fully funded, and managed in collaboration with us, all pilot and pivotal clinical studies, and manufacturing and development activities. We were entitled to receive up to an aggregate of $8 million over the life of the Bayer Schering agreement upon the achievement of specific milestones. We were also to receive a royalty on future net sales of the product. In September 2008, we were notified by Bayer Schering of the termination of the above license agreement.

8. DITPA Acquisition

On October 16, 2003, we announced the acquisition of a novel product in clinical testing for the treatment of congestive heart failure (“CHF”). The product in development, 3,5-diiodothyropropionic acid (“DITPA”), is an orally active analogue of thyroid hormone that has demonstrated in preclinical and clinical studies to date the ability to improve cardiac function, with no significant adverse effects. We acquired DITPA through the acquisition of Developmental Therapeutics, Inc. (“DTI”), a private company established to develop DITPA, and the exclusive licensee of recently issued U.S. patent and pending U.S. and international patent applications covering DITPA. We acquired DTI in a stock transaction for 1,187,500 shares of our common stock valued at approximately $3.6 million using the average market price of our common stock over the five-day trading period, including and prior to the date of the merger in accordance with generally accepted accounting principles. We also made a cash payment of $171,250 to the licensor of the technology. In the fourth quarter of 2003, the total acquisition cost of $3.9 million was reported as acquired research and development in the accompanying consolidated statements of operations. An additional payment of 712,500 shares of our common stock will be made only upon the achievement of positive pivotal study results or certain other substantial milestones within five years. In addition, a cash payment of $102,750 or, alternatively, an additional payment of 37,500 shares of our common stock, will be made to the licensor of the technology upon achievement of such study results or such other substantial milestones within five years. In October 2006, we discontinued further enrollment in our Phase II study of DITPA in CHF. In addition to the discontinuation of our Phase II clinical study in CHF, the Department of Veteran’s Affairs has indicated that it will discontinue its Cooperative Studies Program Phase II study of DITPA in CHF patients. No specific milestones have been achieved related to this acquisition as of December 31, 2008 and no future payments of cash or shares of our stock are anticipated related to this acquisition.

9. Commitments and Contingencies

Lease Commitments

We lease facilities under operating leases that expire at various dates through June 2010. We also lease certain office equipment under operating leases that expire at various dates through March 2010. Rental expense was $578,000, $705,000, and $703,000 for years ended December 31, 2008, 2007, and 2006, respectively.

The following is a schedule of future minimum lease payments at December 31, 2008 (in thousands):

2009	$498
2010	268
2011	14
2012	—
2013	—
Thereafter	—

$780

TITAN PHARMACEUTICALS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Legal Proceedings

In March 2005, Dr. Bernard Sabel initiated an appraisal proceeding in the Court of Chancery of the State of Delaware relating to the merger of our subsidiary ProNeura, Inc. into Titan. The complaint indicated that Mr. Sabel wanted the court to appraise the value of the 108,800 shares of the common stock of ProNeura owned by him. The complaint did not specify an amount that Mr. Sabel considered the fair value of the shares.

In July 2007, a complaint was filed in the United States District Court in and for the Middle District of Florida against, among others, Berlex, Inc., Schering AG, the Regents of the University of California and us alleging that a patient in the Spheramine Phase IIb clinical trial suffered certain physical effects and that she and her husband suffered emotional distress as a result of her participation in the trial. The complaint alleged breach of contract, product liability and fraud and deceit claims. The plaintiffs were seeking $5.2 million in damages, as well as punitive damages, costs and attorney’s fees. The parties have settled this dispute and we are not required to make any payments in connection with the settlement. (See Note 15, Subsequent Events)

10. Guarantees and Indemnifications

As permitted under Delaware law and in accordance with our Bylaws, we indemnify our officers and directors for certain events or occurrences while the officer or director is or was serving at the Company’s request in such capacity. The term of the indemnification period is for the officer’s or director’s lifetime. The maximum amount of potential future indemnification is unlimited; however, we have a director and officer insurance policy that limits our exposure and may enable us to recover a portion of any future amounts paid. We believe the fair value of these indemnification agreements is minimal. Accordingly, we have not recorded any liabilities for these agreements as of December 31, 2008.

In the normal course of business, we have commitments to make certain milestone payments to various clinical research organizations in connection with our clinical trial activities. Payments are contingent upon the achievement of specific milestones or events as defined in the agreements, and we have made appropriate accruals in our consolidated financial statements for those milestones that were achieved as of December 31, 2008. We also provide indemnifications of varying scope to our clinical research organizations and investigators against claims made by third parties arising from the use of our products and processes in clinical trials. Historically, costs related to these indemnification provisions were immaterial. We also maintain various liability insurance policies that limit our exposure. We are unable to estimate the maximum potential impact of these indemnification provisions on our future results of operations.

11. Stockholders’ Equity

Common Stock

In December 2008, we terminated the Common Stock Purchase Agreement (the “Purchase Agreement”), with Azimuth Opportunity Ltd. (“Azimuth”). Under the agreement, we could have required Azimuth to purchase up to the lesser of (a) $25.0 million of our common stock, or (b) 7,805,887 shares of our common stock over the 24 month term of the Purchase Agreement, subject to certain limits and so long as specified conditions were met. Any sale of the shares would have been registered pursuant to the February 2007 shelf registration statement. In October 2007, we completed a sale of 486,746 shares of our common stock under the Purchase Agreement with Azimuth at a price of approximately $2.05 per share, for gross proceeds of approximately $1.0 million. Net proceeds were approximately $965,000. No draw downs were made under this facility during 2008.

On May 29, 2008, our shareholders approved a proposal to amendment to our Certificate of Incorporation to increase the number of authorized shares of common stock from 75,000,000 to 125,000,000.

In December 2007, we completed the sale of units consisting of 13,300,000 shares of our common stock and five-year warrants to purchase 6,650,000 shares of our common stock to certain institutional investors for gross proceeds of approximately $21.3 million. Net proceeds were approximately $19.9 million. The warrants have an exercise price of $2.00 per share. In January 2008, we filed a registration statement with the Securities and Exchange Commission covering the resale of the shares of common stock and shares of common stock underlying the warrants issued in the private placement.

TITAN PHARMACEUTICALS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

In March 2007, we terminated the Standby Equity Distribution Agreement with Cornell Capital Partners. Under the agreement, we could have required Cornell Capital Partners to purchase up to $35.0 million of our common stock over a two year period following the effective date of a registration statement covering the shares of the common stock to be sold to Cornell Capital Partners. In 2005, we completed a total of five draw downs under the Standby Equity Distribution Agreement selling a total of 3,050,435 shares of our common stock for gross proceeds of approximately $4.0 million. Net proceeds were approximately $3.8 million. No draw downs were made under this facility during 2006 and 2007.

In February 2007, we filed a shelf registration statement with the Securities and Exchange Commission to sell up to $50.0 million of common or preferred stock. Under this registration statement, shares may be sold periodically to provide additional funds for our operations. In April 2007, we entered into a stock purchase agreement with certain individual and institutional investors for the purchase and sale of 5,445,546 shares of our common stock under the shelf registration statement at a price of $2.02 per share. In May 2007, we completed the sale of such shares for gross proceeds of $11.0 million. Net proceeds were approximately $10.2 million.

In February 2004, we filed a shelf registration statement with the Securities and Exchange Commission to sell up to $50.0 million of common or preferred stock. Under this registration statement, shares may be sold periodically to provide additional funds for our operations. In March 2004, we completed a sale of 3,075,000 shares of our common stock offered under the registration statement at a price of $5.00 per share, for gross proceeds of approximately $15.4 million. Net proceeds were approximately $14.4 million. In March 2006, we completed a sale of 3,076,924 shares of our common stock offered under the registration statement at a price of $3.25 per share, for gross proceeds of approximately $10 million. Net proceeds were approximately $9.3 million. This registration statement expired in February 2007.

Shares Reserved for Future Issuance

As of December 31, 2008, shares of common stock reserved by us for future issuance consisted of the following (in thousands):

Stock options	6,513
Restricted stock awards	115
Shares issuable upon the exercise of warrants	6,650

13,278

12. Stock Plans

In December 2008, as previously mentioned in Note 1, Organization and Summary of Significant Accounting Policies, we implemented an approximately 90% reduction in our workforce to lower operating expenses and preserve capital. As a result of the workforce reduction, options to purchase 1,933,653 shares of our common stock and 865,000 shares of our restricted stock held by our employees were cancelled.

In October 2008, an aggregate of 980,000 restricted shares were granted to our employees pursuant to our Amended and Restated 2002 Incentive Plan. A total of 450,000 of such restricted shares were granted to our executive officers. The shares granted to the executives vest in 24 equal monthly installments commencing one-year from the date of grant. The 530,000 restricted shares granted to all other employees vest as to one-third on the one year anniversary of the date of grant and the balance in 24 equal monthly installments commencing one year from the date of grant. All restricted share grants provide for the acceleration of the unvested shares in the event the employee’s employment is terminated (other than for cause) within 12 months following a change in control of the Company.

TITAN PHARMACEUTICALS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

In October 2007, we granted to our President and Chief Executive Officer, upon his joining the Company and pursuant to his agreement with the Company, 10-year options to purchase 1,500,000 shares of common stock at an exercise price of $2.40 per share. The options vest monthly over a four-year period, subject to a requirement of at least 12 months of employment for the vesting of any options. Notwithstanding the foregoing, all unvested options will automatically become vested and exercisable immediately prior to the occurrence of a change of control. The options will expire on the tenth anniversary of the date of the Option Agreement. The Company received no consideration for the issuance of the options. The shares were issued pursuant to the exemption from registration contained in Section 4(2) of the Securities Act of 1933, as amended, and the regulations promulgated thereunder, because the shares were issued to a sophisticated individual who is a director and officer of the Company in a private transaction.

In August 2005, we adopted an amendment to the 2002 Stock Incentive Plan (“2002 Plan”) to (i) permit the issuance of Shares of restricted stock and stock appreciation rights to participants under the 2002 Plan, and (ii) increase the number of Shares issuable pursuant to grants under the 2002 Plan from 2,000,000 to 3,000,000.

In July 2002, we adopted the 2002 Stock Incentive Plan (“2002 Plan”). The 2002 Plan assumed the options which remain available for grant under our option plans previously approved by stockholders. Under the 2002 Plan and predecessor plans, a total of 7.4 million shares of our common stock were authorized for issuance to employees, officers, directors, consultants, and advisers. Options granted under the 2002 Plan and predecessor plans may either be incentive stock options within the meaning of Section 422 of the Internal Revenue Code and/or options that do not qualify as incentive stock options; however, only employees are eligible to receive incentive stock options. Options granted under the option plans generally expire no later than ten years from the date of grant, except when the grantee is a 10% shareholder, in which case the maximum term is five years from the date of grant. Options generally vest at the rate of one fourth after one year from the date of grant and the remainder ratably over the subsequent three years, although options with different vesting terms are granted from time-to-time. Generally, the exercise price of any options granted under the 2002 Plan must be at least 100% of the fair market value of our common stock on the date of grant, except when the grantee is a 10% shareholder, in which case the exercise price shall be at least 110% of the fair market value of our common stock on the date of grant.

In July 2002, our board of directors elected to continue the option grant practice under our amended 1998 Option Plan, which provided for the automatic grant of non-qualified stock options (“Directors’ Options”) to our directors who are not 10% stockholders (“Eligible Directors”). Each Eligible Director will be granted an option to purchase 10,000 shares of common stock on the date that such person is first elected or appointed a director. Commencing on the day immediately following the later of (i) the 2000 annual stockholders meeting, or (ii) the first annual meeting of stockholders after their election to the Board, each Eligible Director will receive an automatic biennial (i.e. every two years) grant of an option to purchase 15,000 shares of common stock as long as such director is a member of the board of directors. In addition, each Eligible Director will receive an automatic annual grant of an option to purchase 5,000 shares of common stock for each committee of the Board on which they serve. The exercise price of the Director’s Options shall be equal to the fair market value of our common stock on the date of grant. Commencing in 2005, the biennial grant of options to non-employee directors pursuant to our stockholder-approved stock option plans was increased from 15,000 options to 20,000 options. Commencing in 2008, the biennial grant of 20,000 options to directors will be replaced with an annual grant of 10,000 options to align the grants with the term of the directors.

In August 2001, we adopted the 2001 Employee Non-Qualified Stock Option Plan (“2001 NQ Plan”) pursuant to which 1,750,000 shares of common stock were authorized for issuance for option grants to employees and consultants who are not officers or directors of Titan. Options granted under the option plans generally expire no later than ten years from the date of grant. Option vesting schedule and exercise price are determined at time of grant by the board of directors. Historically, the exercise prices of options granted under the 2001 NQ Plan were 100% of the fair market value of our common stock on the date of grant.

TITAN PHARMACEUTICALS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Activity under our stock plans, as well as non-plan activity, are summarized below (shares in thousands):

	Shares Available For Grant	Number of Options and Awards Outstanding	Weighted Average Exercise Price
Balance at December 31, 2005	2,266	6,499	$7.56
Options granted	(1,158)	1,158	$1.69
Options exercised	—	(314)	$1.98
Options cancelled	606	(753)	$4.68

Balance at December 31, 2006	1,714	6,590	$7.12
Increase in shares reserved	1,500	—	—
Options granted	(2,199)	2,199	$2.55
Options exercised	—	(74)	$1.79
Options cancelled	182	(291)	$4.87

Balance at December 31, 2007	1,197	8,424	$6.05
Options granted	(1,181)	1,181	$1.31
Options exercised	—	—	$—
Options cancelled and expired	3,485	(3,092)	$3.77
Awards granted	(980)	980	$0.17
Awards cancelled	865	(865)	$0.17

Balance at December 31, 2008	3,386	6,628	$6.27

Our option plans allow for stock options issued as the result of a merger or consolidation of another entity, including the acquisition of minority interest of our subsidiaries, to be added to the maximum number of shares provided for in the plan (Substitute Options). Consequently, Substitute Options are not returned to the shares reserved under the plan when cancelled. During 2008, 2007 and 2006, the number of Substitute Options cancelled was immaterial.

Options for 6.3 million and 6.0 million shares were exercisable at December 31, 2008 and 2007, respectively. The options outstanding at December 31, 2008 have been segregated into four ranges for additional disclosure as follows (option shares in thousands):

	Options Outstanding			Options Exercisable
Range of Exercise Prices	Number Outstanding	Weighted Average Remaining Life (Years)	Weighted Average Exercise Price	Number Exercisable	Weighted Average Exercise Price
$0.08 - $2.04	1,646	3.66	$1.52	1,508	$1.51
$2.05 - $2.83	1,632	2.51	$2.44	1,570	$2.44
$2.86 - $8.77	1,670	1.62	$4.82	1,663	$4.82
$9.03 - $43.63	1,565	1.12	$16.83	1,565	$16.83

$0.08 - $43.63	6,513	2.23	$6.27	6,306	$6.42

In addition, Ingenex has a stock option plan under which options to purchase common stock of Ingenex have and may be granted. No options have been granted under such plan since 1997.

TITAN PHARMACEUTICALS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

We use the Black-Scholes-Merton option-pricing model with the following assumptions to estimate the share-based compensation expense for the years ended December 31, 2008, 2007, and 2006:

	Years Ended December 31,
	2008	2007	2006
Weighted-average risk-free interest rate	2.9%	3.9%	4.8%
Expected dividend payments	—	—	—
Expected holding period (years)(1)	5.4	6.1	5.8
Weighted-average volatility factor	0.66	0.78	0.64
Estimated forfeiture rates for options granted to management(2)	2%	2%	2%
Estimated forfeiture rates for options granted to non-management(2)	30%	29%	31%

(1)	For 2006 and 2007 the expected holding period was based on the simplified method provided in Staff Accounting Bulletin No. 107 for “plain vanilla options.”
(2)	Estimated forfeiture rates are based on historical data.

Based upon the above methodology, the weighted-average fair value of options granted during the years ended December 31, 2008, 2007, and 2006 was $0.76, $1.79, and $1.06, respectively.

The following table summarizes the SFAS 123R share-based compensation expense and impact on our basic and diluted loss per share for the years ended December 31, 2008, 2007, and 2006 due to the adoption of SFAS 123R:

	Years Ended December 31,
(in thousands, except per share amounts)	2008	2007	2006
Research and development	$374	$391	$354
General and administrative	1,533	999	519

Total share-based compensation expenses	$1,907	$1,390	$873

Increase in basic and diluted net loss per share	$(0.03)	$(0.03)	$(0.03)

No tax benefit was recognized related to share-based compensation expense since we have incurred operating losses and we have established a full valuation allowance to offset all the potential tax benefits associated with our deferred tax assets.

During the year ended December 31, 2008 we granted 1,180,727 options to employees, directors and consultants to purchase common stocks. The following table summarizes option activity for the year ended December 31, 2008:

(in thousands, except per share amounts)	Shares	Weighted Average Exercise Price	Weighted Average Remaining Contractual Term	Aggregate Intrinsic Value
Outstanding at January 1, 2008	8,424	$6.05
Granted	1,181	1.31
Exercised	—	—
Cancelled	(3,092)	3.77

Outstanding at December 31, 2008	6,513	$6.27	2.23	$—

Options exercisable at December 31, 2008	6,306	$6.42	2.14	$—

TITAN PHARMACEUTICALS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

As of December 31, 2008 there was approximately $2,088,731 of total unrecognized compensation expense related to non-vested stock options. This expense is expected to be recognized over a weighted-average period of 1.0 year.

During the year ended December 31, 2008 we awarded 980,000 shares of restricted stock to employees. The following table summarizes restricted stock activity for the year ended December 31, 2008:

(in thousands, except per share amounts)	Shares	Weighted Average Exercise Price	Weighted Average Remaining Contractual Term	Aggregate Intrinsic Value
Outstanding at January 1, 2008	—	$—
Granted	980	0.17
Exercised	—	—
Cancelled	(865)	0.17

Outstanding at December 31, 2008	115	$0.17	1.94	$—

Awards exercisable at December 31, 2008	—	$—	—	$—

As of December 31, 2008 there was approximately $19,000 of total unrecognized compensation expense related to non-vested awards. This expense is expected to be recognized over a weighted-average period of 1.9 years.

13. Minority Interest

The $1.2 million received by Ingenex upon the issuance of its Series B convertible preferred stock has been classified as minority interest in the accompanying consolidated balance sheets. As a result of the Series B preferred stockholders’ liquidation preference, the balance has not been reduced by any portion of the losses of Ingenex.

Amounts invested by outside investors in the common stock of the consolidated subsidiaries have been apportioned between minority interest and additional paid-in capital in the accompanying consolidated balance sheets. Losses applicable to the minority interest holdings of the subsidiaries’ common stock have been reduced to zero.

14. Income Taxes

As of December 31, 2008, we had net operating loss carryforwards for federal income tax purposes of approximately $231.9 million that expire at various dates through 2028, and federal research and development tax credits of approximately $7.3 million that expire at various dates through 2028. We also had net operating loss carryforwards for California income tax purposes of approximately $110.2 million that expire at various dates through 2018 and state research and development tax credits of approximately $6.5 million which do not expire. Approximately $12.4 million of federal and state net operating loss carryforwards represent stock option deductions arising from activity under the Company’s stock option plan, the benefit of which will increase additional paid in capital when realized.

Current federal and California tax laws include substantial restrictions on the utilization of net operating losses and tax credits in the event of an ownership change of a corporation. The Company has not performed a change in ownership analysis since 1999 and, accordingly, some or all of its net operating loss and tax credit carryforwards may not be available to offset future taxable income, if any. Even if the carryforwards are available they may be subject to annual limitations that could result in the expiration of carryforwards before they are utilized.

TITAN PHARMACEUTICALS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of our deferred tax assets are as follows (in thousands):

	December 31,
	2008	2007
Deferred tax assets:
Net operating loss carryforwards	$85,263	$81,579
Research credit carryforwards	11,582	10,606
Other, net	5,796	6,438

Total deferred tax assets	102,641	98,623
Valuation allowance	(102,641)	(98,623)

Net deferred tax assets	$—	$—

Realization of deferred tax assets is dependent upon future earnings, if any, the timing and amount of which are uncertain. Accordingly, the net deferred tax assets have been fully offset by a valuation allowance. The valuation allowance increased by $4.0 million, $6.9 million, and $2.7 million during 2008, 2007, and 2006, respectively.

Under SFAS 123R, the deferred tax asset for net operating losses as of December 31, 2008 excludes deductions for excess tax benefits related to stock based compensation.

The provision for income taxes consists of state minimum taxes due. The effective tax rate of the Company’s provision (benefit) for income taxes differs from the federal statutory rate as follows (in thousands):

	Year Ending December 31,
	2008	2007
Computed at 34%	$(8,646)	$(5,998)
State Taxes	(551)	(1,017)
Book losses not currently benefited	8,330	6,903
Other	867	117

Total	$—	$5

In July 2006, the FASB issued Interpretation No. 48, Accounting for Uncertainty in Income Taxes (“FIN 48”). FIN 48 prescribes the minimum recognition threshold a tax position is required to meet before being recognized in the financial statements. FIN 48 also requires additional disclosure of the beginning and ending unrecognized tax benefits and details regarding the uncertainties that may cause the unrecognized benefits to increase or decrease within a twelve month period.

We adopted the provisions of FIN 48 on January 1, 2007. There was no impact on our consolidated financial position, results of operations and cash flows as a result of adoption. We had no unrecognized tax benefits as of December 31, 2008, including no accrued amounts for interest and penalties.

Our policy will be to recognize interest and penalties related to income taxes as a component of income tax expense. We do not anticipate that total unrecognized tax benefits will significantly change prior to December 31, 2009.

We file income tax returns in the U.S. Federal jurisdiction and some state jurisdictions. We are subject to the U.S. Federal and State income tax examination by tax authorities for such years 1992 through 2008, due to net operating losses that are being carried forward for tax purposes.

15. Subsequent Events

In March 2009, as a result of the workforce reduction implemented in December 2008, options to purchase 870,078 shares of our common stock were cancelled.

TITAN PHARMACEUTICALS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

In March 2009, we settled our dispute with Dr. Sabel related to the merger of our subsidiary ProNeura, Inc. into Titan. In April 2009, under the terms of the settlement, we paid $600,000 to Dr. Sabel.

In March 2009, we terminated our license to the DITPA technology.

In April 2009, the employment of our acting President and Chief Financial Officer was terminated.

In May 2009, iloperidone (Fanapt) was approved by the FDA for the treatment of schizophrenia. In October 2009, Novartis Pharma, acquired from Vanda Pharmaceuticals the rights to commercialize Fanapt in the U.S. and Canada, subject to approval under the Hart Scott Rodino Act. We will be entitled to a net royalty of 8% on the first $200 million of sales annually and 10% on all sales above $200 million on an annual basis.

In May 2009, we rehired three former employees to serve as our Executive Chairman, President, and Senior Vice President of Clinical Development and Medical Affairs.

The Executive Chairman was granted options to purchase 1,000,000 shares of our stock. Of those options, 250,000 options vested on the date of grant and the remaining 750,000 will vest monthly over a period of 48 months from the date of grant. All unvested options automatically will become vested and exercisable immediately prior to the occurrence of a change of control. The Executive Chairman has agreed to receive no annual salary until the earlier of our receipt of iloperidone royalty revenues or February 28, 2010.

The President was granted options to purchase 700,000 shares of our stock. Of those options, 175,000 vested on the date of grant and the remaining 525,000 will vest monthly over a period of 48 months from the date of grant, provided; however, the vesting of 100,000 shares will also be contingent upon the Company’s sale or partnering of the Probuphine program. All unvested options automatically will become vested and exercisable immediately prior to the occurrence of a change of control. Payment of all the officer’s salary will be deferred until the receipt of iloperidone royalty payments or other financing that by its terms does not restrict such use, but in no event earlier than January 1, 2010 or later than March 15, 2010. After January 1, 2010 and no later than March 15, 2010, the officer will be entitled to receive a deferred salary payment of no greater than approximately $167,000.

The Senior Vice President of Clinical Development and Medical Affairs was granted options to purchase 250,000 shares of our stock. Of those options, 62,500 vested on the date of grant and the remaining 187,500 will vest monthly over a period of 48 months from the date of grant, provided; however, that the vesting of 50,000 shares will also be contingent upon the Company’s receipt of a grant from the National Institute of Health’s National Institute on Drug Abuse (“NIDA”) and the vesting of an additional 50,000 shares will also be contingent upon the Company’s sale or partnering of the Probuphine program. All unvested options automatically will become vested and exercisable immediately prior to the occurrence of a change of control. Payment of a portion of the employee’s salary will be deferred until the receipt of iloperidone royalty payments or other financing that by its terms does not restrict such use, but in no event later than March 15, 2010. No later than March 15, 2010, the employee will be entitled to receive a deferred salary payment of no greater than approximately $100,000.

In September 2009, we were awarded a $7.6 million grant by the National Institute of Health (“NIH”) in partial support of a second controlled Phase 3 study of our Probuphine product for the treatment of opioid dependence. We will require significant further capital expenditures to support this and other clinical studies, manufacturing development, testing, and regulatory clearances prior to commercialization.

In September and October 2009, members of our board of directors exercised options to purchase 659,862 shares of our common stock at prices ranging from $0.79 to $1.40 per share. Net proceeds were approximately $555,000.

In December 2009, we completed the sale of 300,000 shares of our common stock to an institutional investor for gross proceeds of approximately $510,000. Net proceeds were approximately $478,000.

In December 2009, we entered into a financing agreement with Oxford Capital Financing (“Oxford”) pursuant to which we received a three-year term loan in the principal amount of $3,000,000 that bears interest at the rate of 13% per annum. We paid Oxford an initial facility fee of $60,000 and are obligated to make a final payment fee of $180,000. The loan is secured by our assets and has a provision for pre-payment. Oxford received five-year warrants to purchase 42,254 shares of our common stock at an exercise price of $2.13 per share.

TITAN PHARMACEUTICALS, INC.

CONDENSED CONSOLIDATED BALANCE SHEETS

(in thousands)

	September 30, 2009	December 31, 2008
	(unaudited)	(Note A)
Assets
Current assets
Cash and cash equivalents	$725	$4,672
Prepaid expenses, other receivables and current assets	525	721

Total current assets	1,250	5,393
Property and equipment, net	143	275

Total assets	$1,393	$5,668

Liabilities and Stockholders’ Equity (Deficit)
Current liabilities
Accounts payable	$448	$493
Accrued clinical trials expenses	174	910
Other accrued liabilities	446	1,231

Total liabilities	1,068	2,634

Commitments and contingencies

Stockholders’ equity (deficit)
Common stock, at amounts paid-in	255,878	255,403
Additional paid-in capital	14,335	13,415
Accumulated deficit	(271,129)	(267,025)
Accumulated other comprehensive income	—	—

Total Titan Pharmaceuticals, Inc. stockholders’ equity (deficit)	(916)	1,793
Non-controlling interest in Series B preferred stock of Ingenex, Inc.	1,241	1,241

Total stockholders’ equity (deficit)	325	3,034

Total liabilities and stockholders’ equity (deficit)	$1,393	$5,668

Note A:	The year end consolidated balance sheet data was derived from audited financial statements, but does not include all disclosures required by accounting principles generally accepted in the United States of America.

See accompanying notes to condensed consolidated financial statements

TITAN PHARMACEUTICALS, INC.

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(unaudited)

(in thousands, except per share amount)

	Nine Months Ended September 30,
	2009	2008
License revenue	$53	$73
Operating expenses:
Research and development	1,707	12,810
General and administrative	2,443	7,086

Total operating expenses	4,150	19,896

Loss from operations	(4,097)	(19,823)
Other income:
Interest income, net	2	442
Other income (expense)	(9)	74

Other income (expense), net	(7)	516

Net loss	$(4,104)	$(19,307)

Basic and diluted net loss per share	$(0.07)	$(0.33)

Weighted average shares used in computing basic and diluted net loss per share	58,291	58,284

See accompanying notes to condensed consolidated financial statements

TITAN PHARMACEUTICALS, INC.

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(unaudited)

(in thousands)

	Nine Months Ended September 30,
	2009	2008
Cash flows from operating activities:
Net loss	$(4,104)	$(19,307)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation and amortization	136	163
Loss on disposal of assets	3	—
Gain on sale of investments	—	(120)
Stock-based compensation	920	1,687
Changes in operating assets and liabilities:
Prepaid expenses, receivables and other assets	196	(526)
Accounts payable and other accrued liabilities	(1,566)	299

Net cash used in operating activities	(4,415)	(17,804)

Cash flows from investing activities:
Purchases of furniture and equipment	(9)	(122)
Disposals of furniture and equipment	2	21
Proceeds from maturities of marketable securities	—	4,401
Sale of investment in other companies	—	120

Net cash provided by (used in) investing activities	(7)	4,420

Cash flows from financing activities:
Issuance of common stock, net	475	(26)

Net cash provided by (used in) financing activities	475	(26)

Net decrease in cash and cash equivalents	(3,947)	(13,410)
Cash and cash equivalents at beginning of period	4,672	25,614

Cash and cash equivalents at end of period	$725	$12,204

See accompanying notes to condensed consolidated financial statements

TITAN PHARMACEUTICALS, INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(unaudited)

1. Organization and Summary of Significant Accounting Policies

The Company

We are a biopharmaceutical company developing proprietary therapeutics primarily for the treatment of central nervous system (CNS) disorders. Our product development programs focus primarily on large pharmaceutical markets with significant unmet medical needs and commercial potential. We are directly developing our product candidates and also utilizing corporate partnerships. These collaborations have helped to fund product development and have enabled us to retain significant economic interest in our products. At September 30, 2009, we owned 81% of Ingenex, Inc. assuming the conversion of all preferred stock to common stock. We operate in only one business segment, the development of pharmaceutical products.

In May 2009, iloperidone (Fanapt) was approved by the FDA for the treatment of schizophrenia. In October 2009, Novartis Pharma, acquired from Vanda Pharmaceuticals the rights to commercialize Fanapt in the U.S. and Canada, subject to approval under the Hart Scott Rodino Act. We will be entitled to a net royalty of 8% on the first $200 million of sales annually and 10% on all sales above $200 million on an annual basis.

In September 2009, we were awarded a $7.6 million grant by the National Institute of Health (“NIH”) in partial support of a second controlled Phase 3 study of our Probuphine product for the treatment of opioid dependence. We will require significant further capital expenditures to support this and other clinical studies, manufacturing development, testing, and regulatory clearances prior to commercialization.

In accordance with Accounting Standards Codification (“ASC”) 855, Subsequent Events, we have evaluated subsequent events through January 13, 2010, the date of the issuance of the unaudited condensed consolidated financial statements.

Basis of Presentation

The accompanying unaudited condensed consolidated financial statements include the accounts of Titan Pharmaceuticals, Inc. and its subsidiaries after elimination of all significant intercompany accounts and transactions. Certain prior period balances have been reclassified to conform to the current period presentation. These financial statements have been prepared in accordance with U.S. generally accepted accounting principles for interim financial information and with the instructions to Form 10 and Article 10 of Regulation S-X. Accordingly, they do not include all of the information and footnotes required by U.S. generally accepted accounting principles for a complete financial statement presentation. In the opinion of management, all adjustments (consisting of normal recurring adjustments) considered necessary for a fair presentation have been included. Operating results for the nine-month period ended September 30, 2009 are not necessarily indicative of the results that may be expected for the year ending December 31, 2009, or any future interim periods.

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

These unaudited condensed consolidated financial statements should be read in conjunction with the audited consolidated financial statements for the year ended December 31, 2008 and footnotes thereto included in this Form 10.

We will continue to incur substantial additional operating losses from costs related to the continuation of product and technology development, clinical trials, and administrative activities. We believe that our working capital at September 30, 2009, together with the funds obtained through the sale of equity and receipt of a loan in December 2009 and proceeds from the NIH grant, is sufficient to sustain our planned operations through September 2010, at which time we expect to be generating royalty revenues from sales of Fanapt.

TITAN PHARMACEUTICALS, INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(unaudited)

Majority-Owned Subsidiary

At September 30, 2009, we owned 81% of Ingenex (assuming the conversion of all preferred stock to common stock).

Revenue Recognition

We generate revenue principally from collaborative research and development arrangements, technology licenses, and government grants. Revenue arrangements with multiple components are divided into separate units of accounting if certain criteria are met, including whether the delivered component has stand-alone value to the customer, and whether there is objective and reliable evidence of the fair value of the undelivered items. Consideration received is allocated among the separate units of accounting based on their respective fair values, and the applicable revenue recognition criteria are then applied to each of the units.

Revenue is recognized when the four basic criteria of revenue recognition are met: (1) a contractual agreement exists; (2) transfer of technology has been completed or services have been rendered; (3) the fee is fixed or determinable; and (4) collectibility is reasonably assured. For each source of revenue, we comply with the above revenue recognition criteria in the following manner:

•

Collaborative arrangements typically consist of non-refundable and/or exclusive technology access fees, cost reimbursements for specific research and development spending, and various milestone and future product royalty payments. If the delivered technology does not have stand-alone value or if we do not have objective or reliable evidence of the fair value of the undelivered component, the amount of revenue allocable to the delivered technology is deferred. Non-refundable upfront fees with stand-alone value that are not dependent on future performance under these agreements are recognized as revenue when received, and are deferred if we have continuing performance obligations and have no evidence of fair value of those obligations. Cost reimbursements for research and development spending are recognized when the related costs are incurred and when collections are reasonably expected. Payments received related to substantive, performance-based “at-risk” milestones are recognized as revenue upon achievement of the clinical success or regulatory event specified in the underlying contracts, which represent the culmination of the earnings process. Amounts received in advance are recorded as deferred revenue until the technology is transferred, costs are incurred, or milestone is reached.

•

Technology license agreements typically consist of non-refundable upfront license fees, annual minimum access fees or royalty payments. Non-refundable upfront license fees and annual minimum payments received with separable stand-alone values are recognized when the technology is transferred or accessed, provided that the technology transferred or accessed is not dependent on the outcome of our continuing research and development efforts.

•

Government grants, which support our research efforts in specific projects, generally provide for reimbursement of approved costs as defined in the notices of grants. Grant revenue is recognized when associated project costs are incurred.

Research and Development Costs and Related Accrual

Research and development expenses include internal and external costs. Internal costs include salaries and employment related expenses, facility costs, administrative expenses and allocations of corporate costs. External expenses consist of costs associated with outsourced clinical research organization activities, sponsored research studies, product registration, patent application and prosecution, and investigator sponsored trials. In accordance with SFAS No. 2, Accounting for Research and Development Costs, all such costs are charged to expense as incurred. We also record accruals for estimated ongoing clinical trial costs. Clinical trial costs represent costs incurred by clinical research organizations, (“CROs”), and clinical sites. These costs are recorded as a component of research and development expenses. Under our agreements, progress payments are typically made to investigators, clinical sites and CROs. We analyze the progress of the clinical trials, including levels of patient enrollment, invoices received and contracted costs when evaluating the adequacy of accrued liabilities. Significant judgments and estimates must be made and used in determining the accrued balance in any accounting period. Actual results could differ from those estimates under different assumptions. Revisions are charged to expense in the period in which the facts that give rise to the revision become known.

TITAN PHARMACEUTICALS, INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(unaudited)

Recent Accounting Pronouncements

In June 2009, the Financial Accounting Standards Board (“FASB”) issued Statement of Financial Accounting Standards (“SFAS”) Statement No. 168, The FASB Accounting Standards Codification™ (“ASC”). The FASB notes that the ASC will become the source of authoritative U.S. generally accepted accounting principles (“GAAP”) recognized by the FASB to be applied by nongovernmental entities. All of the ASC content will carry the same level of authority, effectively superseding Statement No. 162. The GAAP hierarchy will be modified to include only two levels of GAAP: authoritative and non-authoritative. The ASC is effective for financial statements issued for interim and annual periods ending after September 15, 2009. The Company does not expect the adoption of SFAS 168 to have an impact on its consolidated financial position or results of operations.

In May 2009, the FASB issued an accounting standard codified in ASC 855, Subsequent Events (formerly SFAS No. 165) which provides guidance on management’s assessment of subsequent events. ASC 855 represents the inclusion of guidance on subsequent events in the accounting literature and is directed specifically to management, since management is responsible for preparing an entity’s financial statements. ASC 855 is not expected to significantly change practice because it includes guidance which is similar to that in AU Section 560, with some important modifications. The new standard clarifies that management must evaluate, as of each reporting period, events or transactions that occur after the balance sheet date through the date that the financial statements are issued or are available to be issued. Management must perform its assessment for both interim and annual financial reporting periods. The Company adoption of ASC 855 did not have a material impact on the Company’s consolidated financial position or results of operations.

In April 2009, the FASB issued an accounting standard codified in ASC 320, Investments-Debt and Equity Securities (formerly FASB Staff Position (FSP) 115-2 and FSP 124-2). ASC 320 provides greater clarity to investors about the credit and noncredit component of an other-than-temporary impairment event and to more effectively communicate when an other-than-temporary impairment event has occurred. ASC 320 applies to fixed maturity securities only and requires separate display of losses related to credit deterioration and losses related to other market factors. When an entity does not intend to sell the security and it is more likely than not that an entity will not have to sell the security before recovery of its cost basis, it must recognize the credit component of an other-than-temporary impairment in earnings and the remaining portion in other comprehensive income. In addition, upon adoption of ASC 320, an entity will be required to record a cumulative-effect adjustment as of the beginning of the period of adoption to reclassify the noncredit component of a previously recognized other-than-temporary impairment from retained earnings to accumulated other comprehensive income. ASC 320 is effective for the Company for the quarter ended June 30, 2009. The adoption of ASC 320 did not have a material impact on the Company’s consolidated financial position or results of operations.

TITAN PHARMACEUTICALS, INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(unaudited)

In April 2009, the FASB issued an accounting standard codified in ASC 820, Fair Value Measurements and Disclosures (formerly FSP 157-4). ASC 820 provides additional authoritative guidance to assist both issuers and users of financial statements in determining whether a market is active or inactive, and whether a transaction is distressed. ASC 820 is effective for the Company for the quarter ended June 30, 2009. The adoption of ASC 820 did not have a material impact on the Company’s consolidated financial position or results of operations.

In April 2009, the FASB issued an accounting standard codified in ASC 825, Financial Instruments (formerly FSP 107-1 and APB 28-1). ASC 825 requires disclosures about fair value of financial instruments for interim reporting periods of publicly traded companies as well as in annual financial statements. ASC 825 is effective for the Company for the quarter ended June 30, 2009. The adoption of ASC 825 did not have an impact on the Company’s consolidated financial position or results of operations.

2. Stock Plans

In March 2009, as a result of the workforce reduction implemented in December 2008, options to purchase 870,078 shares of our common stock were cancelled.

In May 2009, we rehired three former employees to serve as our Executive Chairman, President, and Senior Vice President of Clinical Development and Medical Affairs.

TITAN PHARMACEUTICALS, INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(unaudited)

The Executive Chairman was granted options to purchase 1,000,000 shares of our stock. Of those options, 250,000 options vested on the date of grant and the remaining 750,000 will vest monthly over a period of 48 months from the date of grant. All unvested options automatically will become vested and exercisable immediately prior to the occurrence of a change of control. The Executive Chairman has agreed to receive no annual salary until the earlier of our receipt of iloperidone royalty revenues or February 28, 2010.

The President was granted options to purchase 700,000 shares of our stock. Of those options, 175,000 vested on the date of grant and the remaining 525,000 will vest monthly over a period of 48 months from the date of grant, provided; however, the vesting of 100,000 shares will also be contingent upon the Company’s sale or partnering of the Probuphine program. All unvested options automatically will become vested and exercisable immediately prior to the occurrence of a change of control. Payment of all the officer’s salary will be deferred until the receipt of iloperidone royalty payments or other financing that by its terms does not restrict such use, but in no event earlier than January 1, 2010 or later than March 15, 2010. After January 1, 2010 and no later than March 15, 2010, the officer will be entitled to receive a deferred salary payment of no greater than approximately $167,000.

The Senior Vice President of Clinical Development and Medical Affairs was granted options to purchase 250,000 shares of our stock. Of those options, 62,500 vested on the date of grant and the remaining 187,500 will vest monthly over a period of 48 months from the date of grant, provided; however, that the vesting of 50,000 shares will also be contingent upon the Company’s receipt of a grant from the National Institute of Health’s National Institute on Drug Abuse (“NIDA”) and the vesting of an additional 50,000 shares will also be contingent upon the Company’s sale or partnering of the Probuphine program. All unvested options automatically will become vested and exercisable immediately prior to the occurrence of a change of control. Payment of a portion of the employee’s salary will be deferred until the receipt of iloperidone royalty payments or other financing that by its terms does not restrict such use, but in no event later than March 15, 2010. No later than March 15, 2010, the employee will be entitled to receive a deferred salary payment of no greater than approximately $100,000.

The following table summarizes the SFAS 123R share-based compensation expense recorded for awards under the stock option plans and the resulting impact on our basic and diluted loss per share for the three and nine month periods ended September 30, 2009 and 2008:

	Nine Months Ended September 30,
(in thousands, except per share amounts)	2009	2008
Research and development	$131	$305
General and administrative	789	1,382

Total share-based compensation expenses	$920	$1,687

Increase in basic and diluted net loss per share	$(0.02)	$(0.03)

No tax benefit was recognized related to share-based compensation expense since we have incurred operating losses and we have established a full valuation allowance to offset all the potential tax benefits associated with our deferred tax assets.

We use the Black-Scholes-Merton option-pricing model with the following assumptions to estimate the share-based compensation expense for the three and nine month periods ended September 30, 2009 and 2008:

	Nine Months Ended September 30,
	2009	2008
Weighted-average risk-free interest rate	0.4%	2.9%
Expected dividend payments	—	—
Expected holding period (years)[1]	4.6	5.4
Weighted-average volatility factor	1.84	0.66
Estimated forfeiture rates for options granted to management[2]	21%	2%
Estimated forfeiture rates for options granted to non-management[2]	41%	30%

[1]	For the nine months ended September 30, 2009 and 2008, we used historical data to estimate the expected holding period.
[2]	Estimated forfeiture rates are based on historical data.

TITAN PHARMACEUTICALS, INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(unaudited)

During the nine month period ended September 30, 2009, we granted 3,475,000 options to employees, directors and consultants to purchase common stock. The following table summarizes option activity for the nine month period ended September 30, 2009:

(in thousands, except per share amounts)	Options	Weighted Average Exercise Price	Weighted Average Remaining Option Term	Aggregate Intrinsic Value
Outstanding at January 1, 2009	6,513	$6.27	2.23	$—
Granted	3,475	0.86
Exercised	(560)	0.85
Expired or cancelled	(2,631)	4.99

Outstanding at September 30, 2009	6,797	$4.45	5.81	$1,503

Exercisable at September 30, 2009	4,856	$5.86	4.30	$580

As of September 30, 2009 there was approximately $867,000 of total unrecognized compensation expense related to non-vested stock options. This expense is expected to be recognized over a weighted-average period of 3.4 years.

During the nine months ended September 30, 2009, we awarded 15,000 shares of restricted stock to employees. The following table summarizes restricted stock activity for the nine months ended September 30, 2009:

(in thousands, except per share amounts)	Shares	Weighted Average Exercise Price	Weighted Average Remaining Contractual Term	Aggregate Intrinsic Value
Outstanding at January 1, 2009	115	$0.17	1.94	$2
Granted	15	1.04
Exercised	—	—
Cancelled	(110)	0.17

Outstanding at September 30, 2009	20	$0.82	2.06	$28

Awards exercisable at September 30, 2009	15	$—	—	$21

As of September 30, 2009 there was approximately $1,000 of total unrecognized compensation expense related to non-vested awards. This expense is expected to be recognized over a weighted-average period of 2.1 years.

3. Net Loss Per Share

We calculated net loss per share using the weighted average common shares outstanding for the periods presented. For the periods ended September 30, 2009 and 2008, the effect of an additional 13,467,320 and 16,132,387 shares, respectively, representing outstanding options and warrants, were not included in the computation of diluted earnings per share because they are anti-dilutive.

4. Comprehensive Loss

Comprehensive loss is comprised of net loss and other comprehensive income or loss. The only component of other comprehensive income or loss is unrealized gains and losses on our marketable securities. Comprehensive losses for the nine month periods ended September 30, 2009 and 2008 were $4.1 million and $19.3 million, respectively.

TITAN PHARMACEUTICALS, INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(unaudited)

5. Commitments and Contingencies

Legal Proceedings

In March 2005, Dr. Bernard Sabel initiated an appraisal proceeding in the Court of Chancery of the State of Delaware relating to the merger of our subsidiary ProNeura, Inc. into Titan. The complaint indicated that Mr. Sabel wanted the court to appraise the value of the 108,800 shares of the common stock of ProNeura owned by him. The complaint did not specify an amount that Mr. Sabel considered the fair value of the shares. In March 2009, we settled our dispute with Dr. Sabel related to the merger of our subsidiary ProNeura, Inc. into Titan. In April 2009, under the terms of the settlement, we paid $600,000 to Dr. Sabel.

6. Stockholders’ Equity

In September 2009, members of our board of directors exercised options to purchase 559,862 shares of our common stock at prices ranging from $0.79 to $1.40 per share. Net proceeds were approximately $476,000.

In December 2008, we terminated the Common Stock Purchase Agreement (the “Purchase Agreement”), with Azimuth Opportunity Ltd. (“Azimuth”). Under the agreement, we could have required Azimuth to purchase up to the lesser of (a) $25.0 million of our common stock, or (b) 7,805,887 shares of our common stock over the 24 month term of the Purchase Agreement, subject to certain limits and so long as specified conditions were met. Any sale of the shares would have been registered pursuant to the February 2007 shelf registration statement. In October 2007, we completed a sale of 486,746 shares of our common stock under the Purchase Agreement with Azimuth at a price of approximately $2.05 per share, for gross proceeds of approximately $1.0 million. Net proceeds were approximately $965,000. No draw downs were made under this facility during 2008.

On May 29, 2008, our shareholders approved a proposal to amend to our Certificate of Incorporation to increase the number of authorized shares of common stock from 75,000,000 to 125,000,000.

In December 2007, we completed the sale of units consisting of 13,300,000 shares of our common stock and five-year warrants to purchase 6,650,000 shares of our common stock to certain institutional investors for gross proceeds of approximately $21.3 million. Net proceeds were approximately $19.9 million. The warrants have an exercise price of $2.00 per share. In January 2008, we filed a registration statement with the Securities and Exchange Commission covering the resale of the shares of common stock and shares of common stock underlying the warrants issued in the private placement.

In February 2007, we filed a shelf registration statement with the Securities and Exchange Commission to sell up to $50 million of common or preferred stock. Under this registration statement, shares may be sold periodically to provide additional funds for our operations. In April 2007, we entered into a stock purchase agreement with certain individual and institutional investors for the purchase and sale of 5,445,546 shares of our common stock under the shelf registration statement at a price of $2.02 per share. In May 2007, we completed the sale of such shares for gross proceeds of $11.0 million. Net proceeds were approximately $10.2 million.

7. Subsequent Events

In October 2009, a member of our board of directors exercised options to purchase 100,000 shares of our common stock at price of $0.79 per share. Net proceeds were approximately $79,000.

In December 2009, we completed the sale of 300,000 shares of our common stock to an institutional investor for gross proceeds of approximately $510,000. Net proceeds were approximately $478,000.

In December 2009, we entered into a financing agreement with Oxford Capital Financing (“Oxford”) pursuant to which we received a three-year term loan in the principal amount of $3,000,000 that bears interest at the

TITAN PHARMACEUTICALS, INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(unaudited)

rate of 13% per annum. We paid Oxford an initial facility fee of $60,000 and are obligated to make a final payment fee of $180,000. The loan is secured by our assets and has a provision for pre-payment. Oxford received five-year warrants to purchase 42,254 shares of our common stock at an exercise price of $2.13 per share.

SIGNATURES

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: January 13, 2010	TITAN PHARMACEUTICALS, INC.

	By:	/S/ SUNIL BHONSLE
	Name:	Sunil Bhonsle
	Title:	President

EXHIBIT INDEX

No.	Description

3.1	Amended and Restated Certificate of Incorporation of the Registrant, as amended

3.2	By-laws of the Registrant[1]

4.1	Registration Rights Agreement dated as of December 17, 2007[2]

4.2	Registration Rights Agreement dated as of December 8, 2009

10.1	1998 Stock Option Plan[3]

10.2	2001 Non-Qualified Employee Stock Option Plan[4]

10.3	2002 Stock Option Plan[5]

10.4	Employment Agreement between the Registrant and Sunil Bhonsle, dated May 16, 2009

10.5	Employment Agreement between the Registrant and Marc Rubin, dated May 16, 2009

10.6	Lease for the Registrant’s facilities, amended as of October 1, 2004[6]

10.7	Amendments to lease for Registrant’s facilities dated May 21, 2007 and March 12, 2009

10.8	Sublease between the Registrant and Anesiva, Inc. dated March 27, 2009

10.9*	License Agreement between the Registrant and Sanofi-Aventis SA effective as of December 31, 1996[7]

10.10*	Sublicense Agreement between the Registrant and Novartis Pharma AG dated November 20, 1997[8]

10.11*	License Agreement between the Registrant and the Massachusetts Institute of Technology dated September 28, 1995[1]

10.12	Loan and Security Agreement between the Registrant and Oxford Finance Corporation dated December 18, 2009

23.1	Consent of Odenberg, Ullakko, Muranishi & Co., LLP, Independent Registered Public Accounting Firm

[1]	Incorporated by reference from the Registrant’s Registration Statement on Form SB-2 (File No. 33-99386).
[2]	Incorporated by reference from the Registrant’s Current Report on Form 8-K dated December 27, 2007.
[3]	Incorporated by reference from the Registrant’s definitive Proxy Statement filed on July 28, 2000.
[4]	Incorporated by reference from the Registrant’s Annual Report on Form 10-K for the year ended December 31, 2001.
[5]	Incorporated by reference from the Registrant’s Annual Report on Form 10-K for the year ended December 31, 2002.
[6]	Incorporated by reference from the Registrant’s Annual Report on Form 10-K for the year ended December 31, 2005.
[7]	Incorporated by reference from the Registrant’s Annual Report on Form 10-KSB for the year ended December 31, 1996.
[8]	Incorporated by reference from the Registrant’s Registration Statement on Form S-3 (File No. 333-42367).
*	Confidential treatment has been granted with respect to portions of this exhibit.